EXHIBIT 1

AGREEMENT AND PLAN OF MERGER

Among

BOSTON SCIENTIFIC SCIMED, INC.,

PADRES ACQUISITION CORP.

and

CRYOCOR, INC.

Dated as of April 15, 2008

i

ii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 15, 2008 (the “Agreement Date”), among Boston Scientific Scimed, Inc. a Minnesota corporation (“Parent”), Padres Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and CryoCor, Inc., a Delaware corporation (the “Company”) (including the annex, exhibits and schedules hereto, this “Agreement”).

WHEREAS, the Boards of Directors of Parent, Purchaser and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein, and have each approved this Agreement and declared its advisability and approved the Offer (as defined below) and the Merger (as defined below);

WHEREAS, in furtherance of such acquisition, Purchaser shall make a cash tender offer (the “Offer”) to acquire all of the shares of common stock, par value $0.001 per share, of the Company (the “Shares”), that are issued and outstanding for $1.35 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being the “Per Share Amount”) upon the terms and subject to the conditions of this Agreement and the Offer;

WHEREAS, following the acceptance of Shares for payment pursuant to the Offer and upon the terms and subject to the conditions set forth herein, Purchaser will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (“Delaware Law”);

WHEREAS, upon consummation of the Merger, each Share that is not tendered and accepted pursuant to the Offer will thereupon be cancelled and converted into the right to receive cash in an amount equal to the Per Share Amount, without interest thereon (the “Merger Consideration”), on the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously resolved to recommend that holders of Shares tender their Shares pursuant to the Offer and, if applicable, vote in favor of the adoption of this Agreement in connection with the Merger; and

WHEREAS, Parent, Purchaser and certain other stockholders of the Company have entered into a stockholders agreement, dated as of the date hereof (the “Stockholders Agreement”), providing that, among other things, such stockholders will tender their Shares into the Offer on the terms and subject to the conditions set forth therein, and vote in favor of the adoption of this Agreement in connection with the Merger, if necessary.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01. Definitions. (a) For purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer from any person other than Parent, Purchaser or any of their respective affiliates contemplating: (i) any direct or indirect acquisition by such person of (A) all or a significant portion of the assets of the Company or (B) over 19.9% of the outstanding equity securities of the Company, other than the Transactions; (ii) any tender offer or exchange offer, as defined pursuant to the Exchange Act, that, if consummated, would result in any person or any “group”, within the meaning of Section 13(d) of the Exchange Act, other than Parent, Purchaser or any of their respective affiliates, beneficially owning 19.9% or more of the outstanding equity securities of the Company, other than the Offer; or (iii) any merger, consolidation, business combination, license or sale of all or a significant portion of the assets of the Company, recapitalization, liquidation, dissolution or similar transaction involving the Company, other than the Transactions.

“Action” means any claim, action or suit (whether in contract or tort or otherwise), arbitration, inquiry, proceeding (including ex parte, inter partes or other post-grant patent proceedings), mediation, litigation (whether at law or in equity, whether civil or criminal), hearing, charge, complaint or Governmental Authority investigation.

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“beneficial owner”, with respect to any Shares, has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

“BSC Development and License Agreement” means the Development and License Agreement, dated as of June 28, 2007, among Parent, Boston Scientific Corporation and the Company.

“business day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in The City of New York.

“Company Expenses” means any and all out-of-pocket fees, expenses and other charges of any legal counsel, financial advisors, accountants and other third party professionals, or any financial printers, incurred by Company (or for which Company otherwise is responsible) in connection with this Agreement or the Transactions, excluding any such reasonable fees, expenses and other charges incurred by the Company in defending any legal action against the Company (or any member or members of the Board to the extent the Company has indemnified such member or members with respect to any such action) by any stockholder of the Company in connection with the Transactions.

“Company Licensed Intellectual Property” means all (i) licenses of Intellectual Property and Company Software to the Company by any third party, and (ii) licenses of Intellectual Property and Company Software by the Company to any third party.

“Company Owned Intellectual Property” means all Intellectual Property owned by the Company.

“Company Software” means all Software (i) material to the conduct of the business of the Company, or (ii) manufactured, distributed, sold, licensed or marketed by the Company.

“Company Systems” mean all computer, hardware, software, systems, and equipment (including embedded microcontrollers in non-computer equipment) embedded within or required to operate the current products of the Company and Subsidiaries of the Company, and/or material to or necessary for the Company and Subsidiaries of the Company to carry on their businesses as currently conducted.

“Continuing Employees” means all employees of the Company who are offered and timely accept employment by Parent or any subsidiary of Parent (including, after the Acceptance Time, the Company) or who continue their employment with the Company at or after the Acceptance Time.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“Environmental Laws” means any United States federal, state, local or non-United States laws relating to: (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

“ERISA Affiliate” means any trade or business (whether or not incorporated) under common control with the Company or any Subsidiary of the Company and which, together with the Company or any Subsidiary of the Company, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Governmental Authority” means any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission (including, without limitation, the United States Patent and Trademark Office or any foreign patent office or similar administrative agency) or any court, tribunal, or judicial or arbitral body.

“Hazardous Substances” means: (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos and radon; and (v) any other contaminant, substance, material or waste regulated by any Governmental Authority pursuant to any Environmental Law.

“Intellectual Property” means all: (i) United States, international, and non-United States patents, patent applications and statutory invention registrations, (ii) trademarks, service marks, domain names, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof in any country, and further including rights acquired at common law by use or otherwise in any country, (iii) copyrights, including registrations and applications for registration thereof in any country, and further including rights acquired by virtue of creation of any subject matter eligible for copyright protection by treaty or otherwise in any country, (iv) Software, (v) customer lists, confidential marketing and customer information, and (vi) other confidential and proprietary information, including inventions, improvements, discoveries, conceptions, algorithms, integrated circuits, ideas, techniques, processes, designs, products, developments, specifications, methods, drawings, diagrams, tooling, models, data, data analysis, data interpretation, written reports, Know-How, Trade Secrets and documentation (including invention disclosures and laboratory notebooks) whether patentable or non-patentable.

“Know-How” means all factual knowledge and information that gives a person the ability to produce or market something that it otherwise would not have known how to produce or market with the same accuracy or precision, including all formulae, algorithms, processes, procedures, writings, data, protocols, techniques, proposals, designs, ideas, concepts, strategic, research and development information and related documentation.

“knowledge of the Company” and “the Company’s knowledge” means the actual knowledge of the individuals listed on Schedule 1.01-A hereto.

“Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with such other events, circumstances, changes and effects that exist as of the date of determination of the occurrence of the Material Adverse Effect, would, or is reasonably likely to, have a material adverse effect on (a) the business (taken as a whole), assets (including the Company Owned Intellectual Property), financial condition or results of operations of the Company and Subsidiaries of the Company taken as a whole, or (b) the ability of the Company to consummate the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or is reasonably likely to be, a Material Adverse Effect on the Company: (i) any change in the market price or trading volume of the Company’s stock; (ii) any event, circumstance, change or effect that directly results from the public announcement or pendency of the Transactions, including any cancellations of or delays in customer orders, any reduction in sales, any disruption in (or loss of) supplier, distributor, partner or similar relationships or any loss of employees, or any claims made or any litigation filed or announced that challenges any of the Transactions or any actions taken by the Board or the Company in connection therewith; (iii) any event, circumstance, change or effect in the industries in which Company operates or in the economy generally or other general business, financial or market conditions, except to the extent that the Company is adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects the Company relative to other participants in the industries in which Company operates or the economy generally, as applicable; (vi) the failure of the Company to meet internal or analysts’ expectations or projections; (vii) any event, circumstance, change or effect arising directly or indirectly from the Pre-Closing Actions; (viii) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taking for the purpose of complying with, any Law; (ix) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any request or requirement by any Governmental Authority that Parent or the Company enter into any voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to any assets or operations of the Company; (x) any event, circumstance, change or effect relating to any of the litigation described in the SEC Reports filed by the Company prior to the date of the Agreement including, but not limited to, the Actions between the Company and CryoCath Technologies, except to the extent such event, circumstance, change or effect represents a material adverse change to the Company’s position in such litigation at the time of filing of such SEC Reports; (xi) any of the specific events or circumstances described in Schedule 1.01-B hereto; (xii) any sweep of the Company’s cash by the Company’s lenders; (xiii) without limiting any other provision of this Agreement (including those set forth in Annex A), the failure by the Company to maintain a particular amount of operating cash and cash equivalents (as such term is defined under GAAP); (xiv) the failure by the Company to maintain the listing of the Shares on the NASDAQ Global Market; (xv) any effect resulting from or relating to any ordinary course communication from the FDA any other Governmental Authority or any panel or advisory body empowered or appointed by any Governmental Authority with respect to the approval, non-approval, disapproval, withdrawal, manufacture, design, initiation, suspension or termination of any of the Company’s products or product candidates or of any product or product candidate (of a person other than the Company) similar to or potentially competitive with any of the Company’s product candidates; or (xvi) any effect resulting from or relating to the introduction, commercial success, lack of commercial success, side effects or trial results (including adverse events) of any product or product candidate (of a person other than the Company) similar to or potentially competitive with any of the Company’s products or product candidates.

“Minimum Cash Amount” means (i) if the Acceptance Time occurs on or prior to May 31, 2008, an amount equal to $1,900,000, or (ii) if the Acceptance Time occurs after May 31, 2008 but on or prior to June 15, 2008, an amount equal to $720,000.

“Nasdaq” means the NASDAQ Global Market.

“Overdue Payables” means the aggregate amount of all accounts payable and similar payment obligations of the Company that, on the date of calculation, have not been satisfied by the Company within thirty days of the date of the relevant invoice in the case of all invoices other than those delivered by Baker & McKenzie LLP, or McAndrews, Held & Malloy Ltd. in connection with the Actions between the Company and CryoCath Technologies, or within sixty days from the date of the relevant invoice in the case of any such invoices from Baker & McKenzie LLP, or McAndrews, Held & Malloy Ltd.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“SEC” means the Securities and Exchange Commission.

“Software” means computer software, programs and databases in any form, including Internet web sites, web site content, member or user lists and information associated therewith and links, source code, object code, operating systems and specifications, data, databases, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, all versions, updates, corrections, enhancements, and modifications thereof, and all related documentation, developer notes, comments and annotations.

“Subsidiary” or “Subsidiaries” (whether or not capitalized) of any person means any corporation, partnership, limited liability company, joint venture or other legal entity of which such person (either above or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” means any bona fide written Acquisition Proposal for greater than 50% of the outstanding Shares or all or substantially all of the assets of the Company on terms that the Board determines in good faith (after consultation with its outside legal counsel and its financial advisor) are more favorable to the Company’s stockholders than the Offer and the Merger.

“Tax” or “Taxes” (and with correlative meaning, “Taxable” and “Taxing”) means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, net worth, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing.

“Tax Return” means any return, declaration, report, claim for refund, information return, or other document (including any related or supporting estimates, elections, schedules, statements, or information) filed or required to be filed in connection with the determination, assessment, or collection of any Tax or the administration of any laws, regulations, or administrative requirements relating to any Tax.

“Trade Secret” means any Know-How or other information that generally facilitates the production, manufacturing, marketing, or sale of products or services, increases revenues, or provides an advantage over the competition, is not generally known, and is the subject of reasonable efforts to maintain its confidentiality.

(b) The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition
Acceptance Time	Section 2.01(g)
Activities to Date	Section 4.06(b)
Agreement	Preamble
Agreement Date	Preamble
Appointment Time	Section 7.03(a)
Board	Recitals
Certificate of Merger	Section 3.02
Certificates	Section 3.09(b)
Code	Section 4.10(a)
Company	Preamble
Company Licenses	Section 4.06(b)
Company Products	Section 4.06(b)
Company Stock Option	Section 3.07(b)
Company Stock Plans	Section 3.07(a)
Confidentiality Agreement	Section 7.04(b)
Continuing Directors	Section 7.03(a)
Current Balance Sheet	Section 4.07(c)
Defect	Section 4.19
Delaware Law	Recitals
Disclosure Schedule	Article IV Preamble
Dissenting Shares	Section 3.08(a)
Effective Time	Section 3.02
Environmental Permits	Section 4.16
ERISA	Section 4.10(a)
ESPP	Section 3.07(a)
ESPP Termination Date	Section 3.07(e)
Exchange Act	Section 2.01(a)
FDA	Section 4.06(b)
GAAP	Section 4.07(b)
Houlihan	Section 4.20
Indemnified Parties	Section 7.06(a)
Initial Expiration Date	Section 2.01(c)
IRS	Section 4.10(a)
Law	Section 4.05(a)
Lazard	Section 4.20
Liens	Section 4.13(b)
Material Contracts	Section 4.17(a)
Merger	Recitals
Merger Consideration	Recitals
Minimum Condition	Section 2.01(b)
Multi-employer Plan	Section 4.10(b)
Multiple Employer Plan	Section 4.10(b)
Offer	Recitals
Offer Documents	Section 2.01(f)
Offer to Purchase	Section 2.01(f)
Option Share	Section 3.07(c)
Parent	Preamble
Paying Agent	Section 3.09(a)
PEO	Section 4.10(a)
Permits	Section 4.06(a)

Defined Term	Location of Definition
Per Share Amount	Recitals
Permitted Liens	Section 4.13(b)
Plans	Section 4.10(a)
Pre-Closing Actions	Section 6.02
Pre-Closing Period	Section 6.01
Product	Section 4.19
Proxy Statement	Section 7.01(a)
Purchase Right	Section 3.07(e)
Purchaser	Preamble
Representatives	Section 7.05(a)
Restricted Share	Section 3.07(d)
Schedule 14D-9	Section 2.02(b)
Schedule TO	Section 2.01(f)
SEC Reports	Section 4.07(a)
Securities Act	Section 4.07(a)
Shares	Recitals
Stockholders Agreement	Recitals
Stockholders’ Meeting	Section 7.01(a)
Subsequent Expiration Date	Section 2.01(c)
Surviving Corporation	Section 3.03
Termination Date	Section 2.01(c)
Termination Fee	Section 9.03(b)
Top-Up Option	Section 2.03(a)
Transactions	Section 2.02(a)
Warrants	Section 4.03
ARTICLE II

THE OFFER

SECTION 2.01. The Offer.

(a) Provided that this Agreement shall not have been terminated in accordance with Section 9.01, and that none of the events described in any of paragraphs (c) or (d) of Annex A have occurred, Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the “Exchange Act”)), the Offer as promptly as reasonably practicable after the date hereof, but in any event by no later than ten (10) business days after the initial public announcement of the execution of this Agreement, at a price per Share equal to the Per Share Amount (as adjusted as provided in Section 2.01(g), if applicable) and in compliance with Section 14(d) of the Exchange Act and all other provisions of applicable securities laws.

(b) The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer shall be subject to (x) the satisfaction of the condition (the “Minimum Condition”) that there shall have been tendered and not validly withdrawn prior to the expiration of the Offer at least the number of Shares that, when added to the Shares, if any, already owned by Parent and Purchaser or any of their respective affiliates, and without giving effect to any treasury shares, constitute a majority of the then outstanding Shares (including all Shares issuable upon the exercise or conversion of any options, warrants, rights or other convertible securities that, if applicable, have a per share exercise or “strike” price that is less than the Per Share Amount, but only to the extent that such options, warrants, rights or other securities have vested or could (by their respective terms) become vested on or prior to the Termination Date, including in connection with the Transactions), and (y) the satisfaction of each of the other conditions set forth in Annex A hereto. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer shall not be subject to any other conditions.

(c) Purchaser expressly reserves the right to waive any condition set forth in Annex A, to increase the Per Share Amount, and to make other changes in the terms and conditions of the Offer; provided, however, that no change may be made which (i) decreases the Per Share Amount, (ii) reduces the maximum number of Shares to be purchased in the Offer, (iii) changes the form of consideration to be paid in the Offer, (iv) extends the Offer except as provided in this Section 2.01, (v) imposes conditions to the Offer in addition to those set forth in Annex A hereto or amends the conditions set forth in Annex A, (vi) amends or supplements any other terms of the Offer in a manner adverse, or that could reasonably be expected to be adverse, to the Company or the holders of the Shares, or (vii) changes the Minimum Condition. Unless extended as provided in this Agreement, the offer shall expire on the date (the “Initial Expiration Date”) that is twenty (20) business days following the commencement of the Offer (calculated as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act). Notwithstanding the foregoing, if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire (a “Subsequent Expiration Date”), any of the conditions set forth in Annex A is not satisfied (other than any conditions which by their nature are to be satisfied at the Acceptance Time) or has not been waived, then the Offer and its expiration shall automatically be extended (and re-extended) beyond the Initial Expiration Date or such Subsequent Expiration Date for one or more periods of ten (10) business days (or such other number of business days as may be jointly determined by Purchaser and the Company) per extension, with no such period ending later than June 15, 2008 (the “Termination Date”), in order to permit such condition to be satisfied (subject to the right of Purchaser to waive any condition (other than the Minimum Condition) in accordance with this Agreement on the Initial Expiration Date or any Subsequent Expiration Date and accept for payment Shares tendered pursuant to the Offer (and not validly withdrawn)). The Offer may not be terminated prior to its scheduled expiration (as such expiration may be extended and re-extended in accordance with this Agreement), unless this Agreement is terminated in accordance with Section 9.01.

(d) The Per Share Amount shall, subject to applicable withholding of Taxes, be paid net to the applicable seller in cash, upon the terms and subject to the conditions of the Offer. To the extent any such amounts are so withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. Purchaser shall pay for all Shares tendered and not validly withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer. If the payment equal to the Per Share Amount, in cash, is to be made to a person other than the person in whose name the surrendered certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the Per Share Amount to a person other than the registered holder of the certificate surrendered, or shall have established to the reasonable satisfaction of Purchaser that such Taxes either have been paid or are not applicable.

(e) Purchaser may, and the Offer Documents shall reserve the right of Purchaser to, provide for a subsequent offering period (within the meaning of Rule 14d-11 promulgated under the Exchange Act) in compliance with Rule 14d-11 promulgated under the Exchange Act and all other provisions of applicable securities laws of not less than three (3) nor more than twenty (20) business days (for this purpose calculated in accordance with Rule 14d-1(g)(3) promulgated under the Exchange Act) immediately following the expiration of the Offer (as it may be extended as provided in this Agreement). Subject to the terms and conditions set forth in this Agreement and the Offer, Parent shall cause Purchaser to, and Purchaser shall, accept for payment and pay for all Shares validly tendered and not withdrawn during such subsequent offering period as promptly as practicable after any such Shares are tendered during such subsequent offering period and in any event in compliance with Rule 14e-1(c) promulgated under the Exchange Act.

(f) As promptly as reasonably practicable on the date of commencement of the Offer, Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer. The Schedule TO shall contain as an exhibit or incorporate by reference an offer to purchase (the “Offer to Purchase”), and forms of the related letter of transmittal and any related summary advertisement (the Schedule TO, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the “Offer Documents”). Parent and Purchaser shall cause the Offer Documents to be disseminated to holders of Shares. The Company shall promptly furnish or otherwise make available to Parent or Parent’s legal counsel all information concerning the Company that may be reasonably requested by Parent in connection with any action contemplated by this Section 2.01(f). Parent and Purchaser shall cause the Schedule TO and the Offer Documents to comply in all material respects with the Exchange Act and all other applicable Laws. Parent and Purchaser hereby further agree that the Schedule TO and the Offer Documents, when filed with the SEC and on the date first published, sent or given to the stockholders of the Company, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Purchaser with respect to information supplied by the Company or any of its officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents. The Company hereby agrees that the information provided by or on behalf of the Company in writing specifically for inclusion or incorporation by reference in the Schedule TO or the Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Parent, Purchaser and the Company agree to correct promptly any information provided by any of them for use in the Offer Documents that shall have become false or misleading in any material respect, and Parent and Purchaser further agree to take all steps necessary to cause the Schedule TO, as so corrected, to be filed with the SEC, and the other Offer Documents, as so corrected, to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and Purchaser shall give the Company and the Company’s counsel a reasonable opportunity to review and comment upon the Offer Documents prior to the filing thereof with the SEC or dissemination to holders of Shares. Parent and Purchaser shall provide the Company and the Company’s counsel with any comments Parent or Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents after receipt of such comments and shall provide the Company and the Company’s counsel with a reasonable opportunity to participate in the response of Parent or Purchaser to such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(g) If, between the date of this Agreement and the first time at which Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”), the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, then the Per Share Amount shall be adjusted to the extent appropriate.

(h) Without limiting the generality of Section 10.08, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement.

SECTION 2.02. Company Actions.

(a) The Company represents that the Board, at a meeting duly called and held on April 15, 2008, has unanimously (A) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger (together with the Offer and the Merger, the “Transactions”), are fair to, and in the best interests of, the holders of Shares, (B) approved and declared advisable this Agreement and the Transactions, and (C) resolved to recommend that the holders of Shares accept the Offer and tender Shares pursuant to the Offer and, if applicable, vote to adopt this Agreement, subject to the right of the Board to withhold, withdraw, amend, change or modify its recommendation in accordance with the terms of Section 7.05. To the extent that such recommendation of the Board is not so withheld, withdrawn, amended, changed or modified, the Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board described in the immediately preceding sentence, and the Company shall not withhold, withdraw, amend, change or modify such recommendation in any manner adverse to Purchaser or Parent except as provided in Section 7.05.

(b) As promptly as practicable on the date of commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, except as provided in Section 7.05, the recommendation of the Board described in Section 2.02(a), and shall, subject to Section 2.02(c), disseminate the Schedule 14D-9 to holders of Shares to the extent required by Rule 14d-9 promulgated under the Exchange Act, and any other applicable federal securities laws. To the extent reasonably practicable, the Schedule 14D-9 shall be filed with the SEC concurrently with the filing by Parent and Purchaser of the Schedule TO and shall be mailed to holders of Shares with the Offer Documents (and if so, the expense thereof shall be borne by Parent in connection with its dissemination of the Offer Documents). Each of Parent and Purchaser shall promptly furnish to the Company in writing upon request all information concerning Parent and Purchaser that may be required by applicable securities laws or reasonably requested by the Company for inclusion in the Schedule 14D-9. The Company shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and all other applicable Laws. The Company hereby further agrees that the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to information supplied by Parent or Purchaser or any of their officers, directors, representatives, agents or employees in writing specifically for inclusion or incorporation by reference in the Schedule 14D-9. Parent and Purchaser hereby agree that the information provided by them specifically in writing for inclusion or incorporation by reference in the Schedule 14D-9 shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company, Parent and Purchaser agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 which shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9, as so corrected, to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company shall give Parent and Parent’s counsel a reasonable opportunity to review and comment upon the Schedule 14D-9 prior to the filing thereof with the SEC or dissemination to holders of Shares. The Company shall provide Parent and Parent’s counsel with any comments the Company or the Company’s counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 after receipt of such comments and shall provide Parent and Parent’s counsel with a reasonable opportunity to participate in the response of the Company to such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.

(c) As promptly as reasonably practicable after the date hereof, the Company shall instruct its transfer agent to furnish Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and, if known to the Company, beneficial owners of Shares. The Company shall promptly furnish Purchaser with such additional information, including updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance in enabling Purchaser to disseminate the Offer Documents to holders of Shares as Parent or Purchaser may reasonably request.

SECTION 2.03. Top-Up Option.

(a) Subject to Sections 2.03(b) and 2.03(c), the Company grants to Parent and Purchaser an option (the “Top-Up Option”) to purchase from the Company the number of newly-issued Shares equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned collectively by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes 91% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option or (ii) the aggregate number of Shares that the Company is authorized to issue under its Restated Certificate of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option.

(b) The Top-Up Option may be exercised by Parent or Purchaser in whole or in part, at any time at or after the Acceptance Time, in its sole discretion. The aggregate purchase price payable for the Shares being purchased by Parent or Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such shares by the Per Share Amount. Such purchase price may be paid by Parent or Purchaser, at its election, (i) in cash, (ii) by executing and delivering to the Company a promissory note having a principal amount equal to such purchase price or (iii) any combination thereof. Any such promissory note shall bear interest at the rate of 3% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

(c) In the event Parent or Purchaser wishes to exercise the Top-Up Option, Parent or Purchaser shall deliver to the Company a notice setting forth (i) the number of Shares that Parent or Purchaser intends to purchase pursuant to the Top-Up Option, (ii) the manner in which Parent or Purchaser intends to pay the applicable exercise price and (iii) the place and time at which the closing of the purchase of such Shares by Parent or Purchaser is to take place. At the closing of the purchase of such Shares, Parent or Purchaser shall cause to be delivered to the Company the consideration required to be delivered in exchange for such Shares, and the Company shall cause to be issued to Parent or Purchaser (as the case may be) a certificate representing such shares. The obligation of the Company to issue such Shares will be subject to compliance with all applicable regulatory requirements.

SECTION 2.04. Parent and Purchaser Shares. Parent and Purchaser shall, and shall cause their affiliates to, vote all Shares beneficially owned by them to adopt this Agreement.

ARTICLE III

THE MERGER

SECTION 3.01. The Merger. Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with Delaware Law, at the Effective Time Purchaser shall be merged with and into the Company.

SECTION 3.02. Effective Time. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII, the parties hereto shall cause the Merger to be consummated by filing of a certificate of merger or certificate of ownership and merger (in either case, the “Certificate of Merger”), with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of Delaware Law (the date and time of such filing, or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger, being the “Effective Time”).

SECTION 3.03. Effect of the Merger. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”). At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Delaware Law and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Purchaser shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

SECTION 3.04. Certificate of Incorporation; By-laws.

(a) At the Effective Time, and subject to Section 7.06(a), the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to conform to the Certificate of Incorporation of Purchaser, as in effect immediately prior to the Effective Time, and shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation shall be amended to read as follows: “The name of the corporation is “CryoCor, Inc.”

(b) At the Effective Time, and subject to Section 7.06(a), the By-laws of the Surviving Corporation shall be amended and restated in their entirety to conform to the By-laws of Purchaser, as in effect immediately prior to the Effective Time, until thereafter amended as provided by law, the Certificate of Incorporation of the Surviving Corporation or such By-laws.

SECTION 3.05. Directors and Officers. The directors of Purchaser immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

SECTION 3.06. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the following securities:

(a) Each Share issued and outstanding immediately prior to the Effective Time, not including any Shares to be canceled pursuant to Section 3.06(b) or any Dissenting Shares (as hereinafter defined)), shall be canceled and converted automatically into the right to receive cash in an amount equal to the Per Share Amount, which shall be payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 3.09, of the certificate that formerly evidenced such Share (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 3.09(c));

(b) Each Share held in the treasury of the Company and each Share owned by Purchaser, Parent or any direct or indirect wholly owned Subsidiary of Parent or of the Company immediately prior to the Effective Time shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto; and

(c) Each share of common stock, par value $0.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(d) Without duplication of the effects of Section 2.01(g), if, between the Agreement Date and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction, then the Merger Consideration shall be adjusted to the extent appropriate.

SECTION 3.07. Employee Stock Plans.

(a) Prior to, and effective as of, the Effective Time, the Company shall take all necessary action to terminate the Company’s 2000 Stock Option Plan, 2005 Equity Incentive Plan and 2005 Non-Employee Directors’ Stock Option Plan , each as amended through the date of this Agreement (together with the 2005 Employee Stock Purchase Plan (the “ESPP”), the “Company Stock Plans”).

(b) Prior to, and effective as of, the Effective Time, the Company shall take all necessary action to accelerate the vesting of each option to purchase Shares under the Company Stock Plans, other than the ESPP (each, a “Company Stock Option”), that is outstanding as of immediately prior to the Effective Time in accordance with the terms of the Company Stock Plans. Each Company Stock Option outstanding and unexercised immediately prior to the Effective Time shall, at the Effective Time, be cancelled and each holder thereof shall be entitled to receive from the Surviving Corporation immediately after the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash equal to the excess, if any, of (x) the Per Share Amount over (y) the per share exercise or “strike” price of such Company Stock Option, multiplied by the number of Shares subject to such Company Stock Option immediately prior to the Effective Time. For the purpose of clarity, any unexercised Company Stock Option with a per share exercise price equal to or greater than the Per Share Amount shall be canceled without payment.

(c) Effective as of the Effective Time, each Share received upon the early exercise of a Company Stock Option (each, an “Option Share”) that is outstanding and unvested immediately prior to the Effective Time shall automatically vest, and the Company’s repurchase right with respect to each Option Share shall lapse, and at the Effective Time the holder of each Option Share shall, subject to this Article III, be entitled to receive the Per Share Amount with respect to each such Option Share.

(d) Effective as of the Effective Time, each Share granted subject to vesting or other lapse restrictions pursuant to any Company Stock Plan (each, a “Restricted Share”), that is outstanding and subject to such restrictions immediately prior to the Effective Time shall automatically vest, and the Company’s reacquisition right with respect to each Restricted Share shall lapse, and at the Effective Time the holder thereof shall, subject to this Article III, be entitled to receive the Per Share Amount with respect to each such Restricted Share.

(e) The Company shall take any and all actions with respect to the ESPP as are necessary to provide that, (i) subject to consummation of the Merger, the ESPP shall terminate, effective immediately before the Effective Time (the “ESPP Termination Date”); and (ii) if the Offering Period(s) (as defined in the ESPP) in effect as of the date hereof terminates prior to the ESPP Termination Date, the ESPP shall be suspended and no new Offering will be commenced under the ESPP unless this Agreement shall have terminated prior to the consummation of the Merger. If such Offering(s) is still in effect on the ESPP Termination Date, then on the ESPP Termination Date, each purchase right under the ESPP (a “Purchase Right”) as of the ESPP Termination Date shall be automatically exercised by applying the payroll deductions of each participant in the ESPP for such Offering(s) to the purchase of a number of whole Shares (subject to the provisions of the ESPP regarding the number of shares purchasable) at an exercise price per Share equal to 85% of the lesser of $1.97 or the Merger Consideration, which number of shares will then be canceled and converted into the right to receive the Merger Consideration in accordance with Section 3.06 hereof. Any excess payroll deductions not used as a result of ESPP share limitations shall be distributed to each participant without interest. If a fractional number of Shares results, then such number shall be rounded down to the next whole number, and the excess payroll deductions shall be distributed to the applicable participant without interest.

(f) Any payment to be made pursuant to this Section 3.07 shall be subject to all applicable Tax withholding requirements.

(g) Neither the Company nor the Board shall take any action, pursuant to the Company Stock Plans or otherwise, to cause Parent, Purchaser or the Surviving Corporation to (i) assume any Company Stock Plan, Company Stock Option, Option Share, Restricted Share or Purchase Right, (ii) substitute any similar plan, option or restricted share for any Company Stock Plan, Company Stock Option, Option Share, Restricted Share or Purchase Right, or (iii) cause any Company Stock Plan, Company Stock Option, Option Share, Restricted Share or Purchase Right to continue in full force and effect following the Effective Time. Prior to the Effective Time, the Company shall mail to each person who is a holder of an outstanding Company Stock Option, Option Share or Restricted Share (regardless of whether such Company Stock Option, Option Share or Restricted Share is or was vested or exercisable at the Effective Time) a letter describing the treatment of and payment for such Company Stock Option, Option Share or Restricted Share pursuant to this Section 3.07 and providing instructions for use in obtaining payment for such Company Stock Option, Option Share or Restricted Share in accordance with this Section.

SECTION 3.08. Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have demanded properly in writing appraisal for such Shares in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Merger Consideration. Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Shares under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 3.09, of the certificate or certificates that formerly evidenced such Shares.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served relating to such demands pursuant to Delaware Law and received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands. Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands prior to the Acceptance Time.

SECTION 3.09. Surrender of Shares; Stock Transfer Books.

(a) Prior to the Effective Time, Purchaser shall designate a bank or trust company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such Shares shall become entitled pursuant to Sections 3.06 and 3.08. Purchaser shall deliver or cause to be delivered such immediately available funds to the Paying Agent on a daily basis, as directed by the Paying Agent, to enable the Paying Agent to make prompt payment to the holders of Shares upon surrender of Certificates pursuant to Section 3.09(b). Such funds shall be held in trust by the Paying Agent for the benefit of the holders of Shares.

(b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.06(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the amount specified in Section 3.06 for each Share (rounded to the nearest whole cent after aggregating all Shares held by such holder) formerly evidenced by such Certificate, and such Certificate shall then be canceled. Any such payment shall be subject to all applicable Tax withholding requirements. No interest shall accrue or be paid on the amounts payable pursuant to Section 3.06 upon the surrender of any Certificate for the benefit of the holder of such Certificate. If the payment of the amounts payable pursuant to Section 3.06 is to be made to a person other than the person in whose name the surrendered Certificate formerly evidencing Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other Taxes required by reason of the payment of the amount specified in Section 3.06 to a person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of Purchaser that such Taxes either have been paid or are not applicable.

(c) In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the cash consideration payable with respect thereto pursuant to Section 3.06; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance of such cash, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

(d) At any time following the 180th day after the Acceptance Time, Purchaser shall no longer be required to retain the Paying Agent to make the disbursements required by this Section 3.09, and, thereafter, the holders of Shares shall be entitled to look to Parent or the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Share for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.

(e) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

As an inducement to Purchaser and Parent to enter into this Agreement, the Company hereby represents and warrants to Parent and Purchaser, subject in each case to such exceptions as are specifically contemplated by this Agreement or as are disclosed in writing in the disclosure schedule supplied by the Company to Parent dated as of the date hereof (the “Disclosure Schedule”) or such specific disclosures of events, facts or circumstances which have already occurred or already exist and are set forth in reasonable detail in the SEC Reports or in the exhibits thereto (specifically excluding any forward-looking statements or disclosures set forth under the caption “Risk Factors” in such SEC Reports):

SECTION 4.01. Organization and Qualification; Subsidiaries.

(a) Each of the Company and each Subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company and each Subsidiary of the Company is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Material Adverse Effect.

(b) A true and complete list of all the Subsidiaries of the Company, together with the jurisdiction of incorporation of each Subsidiary of the Company and the percentage of the outstanding capital stock of each Subsidiary of the Company owned by the Company and each other Subsidiary of the Company, is set forth in Section 4.01(b) of the Disclosure Schedule. The Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity other than the Subsidiaries of the Company.

SECTION 4.02. Restated Certificate of Incorporation and By-laws. The Company, prior to the date hereof, furnished or otherwise made available to Parent a complete and correct copy of the Restated Certificate of Incorporation and the By-laws of the Company and the Certificate of Incorporation, By-laws or equivalent organizational documents of each Subsidiary of the Company, each as amended to date. Such Certificates of Incorporation, By-laws or equivalent organizational documents are in full force and effect. Neither the Company nor any Subsidiary of the Company is in violation of any of the provisions of its certificate of incorporation, by-laws or equivalent organizational documents, except where any such violation by a Subsidiary of the Company would not have a Material Adverse Effect.

SECTION 4.03. Capitalization. The authorized capital stock of the Company consists of 75,000,000 Shares and 5,000,000 shares of preferred stock, par value $0.001 per share. As of the date hereof, (a) 13,138,921 Shares (of which 560,000 are Restricted Shares), all of which are validly issued, fully paid and nonassessable, and no preferred shares are issued and outstanding, (b) no Shares are held in the treasury of the Company, (c) no Shares are held by any Subsidiaries of the Company, (d) there are outstanding options to acquire 1,167,972 Shares under the Company Stock Plans (not giving effect to the ESPP), (e) 435,091 Shares are otherwise reserved for future issuance under the Company Stock Plans (not giving effect to the ESPP), and (f) 132,230 Shares are reserved for future issuance pursuant to the ESPP. Except as set forth in this Section 4.03, and except for (a) the Stockholders Agreement, (b) warrants to purchase 756,319 Shares (the “Warrants”) as of the date hereof, (c) potential issuances of shares to Boston Scientific Corporation or its affiliates under the BSC Development and License Agreement and related documents, and (d) a contemplated issuance of 15,000 Shares to Sinama Inc. in connection with a consulting arrangement between the Company and Sinama Inc., there are no options, warrants or other rights, agreements, arrangements or commitments of any character obligating the Company or any Subsidiary of the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary of the Company. Section 4.03 of the Disclosure Schedule accurately sets forth information regarding the holder, the exercise price, the date of grant or issuance, the amount of any accumulated and unpaid dividends owed or which would be owed on any such security through the date hereof, and the number of underlying securities issuable in respect of each Warrant and Company Stock Option outstanding as of the date hereof. All securities of the Company subject to issuance as provided above, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any securities of the Company or of any Subsidiary of the Company or to provide funds to for the purpose of making an investment, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary of the Company or any other person. Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, and each such share is owned by the Company or another Subsidiary of the Company free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company’s or any of its Subsidiary’s voting rights, charges and other encumbrances of any nature whatsoever.

SECTION 4.04. Authority Relative to this Agreement. The Company has (subject to the required actions and proceedings described in the following sentence) all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by the holders of a majority of the then-outstanding Shares voting together as a single class, if and to the extent required by applicable law, and the filing and recordation of appropriate merger documents as required by Delaware Law). This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Purchaser, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor rights and for general equitable and public policy principles. The Board has approved this Agreement and the Transactions and such approvals are sufficient so that the restrictions on, and stockholder voting requirements relating to, business combinations set forth in Section 203(a) of Delaware Law shall not apply to the Transactions.

SECTION 4.05. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Restated Certificate of Incorporation, or

By-laws of the Company or equivalent organizational documents of any Subsidiary of the Company, (ii) subject to obtaining the approvals of the Company’s stockholders described in Section 4.04 with respect to the Merger and compliance with the requirements described in Section 4.05(b) below, conflict with or violate any United States or any non-United States, statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or any Subsidiary of the Company or by which any property or assets of the Company or any Subsidiary of the Company is bound or affected, or (iii) result in any breach of or constitute a default by the Company (or an event which, with notice or lapse of time or both, would become a default by the Company) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except for applicable requirements, if any, of the Exchange Act and state takeover laws, any antitrust filing, notification or approval in any other relevant jurisdiction, the rules and regulations of Nasdaq and filing and recordation of appropriate merger documents as required by Delaware Law.

SECTION 4.06. Permits; Compliance.

(a) Each of the Company and the Subsidiaries of the Company is in possession of all material registrations, franchises, grants, authorizations, licenses, permits, certificates, approvals and orders of any Governmental Authority necessary for each of the Company or the Subsidiaries of the Company to manufacture, market, sell, or distribute the Company Products (as defined in Section 4.06(b), other than products under development which are not currently being sold by the Company) or to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”). As of the date hereof, no suspension or cancellation of any of the Permits is pending or, to the knowledge of the Company, threatened. Neither the Company nor any Subsidiary of the Company is in conflict with, or in default, breach or violation of, (i) any Law applicable to the Company or any Subsidiary of the Company or by which any property or asset of the Company or any Subsidiary of the Company is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, Permit, franchise or other instrument or obligation to which the Company or any Subsidiary of the Company is a party or by which the Company or any Subsidiary of the Company or any property or asset of the Company or any Subsidiary of the Company is bound, except for any such conflicts, defaults, breaches or violations that would not be reasonably be expected to have a Material Adverse Effect.

(b)(i) With respect to the products of the Company and its Subsidiaries and, to the extent applicable, products under development (collectively, the “Company Products”): (A) the Company or any of its Subsidiaries has obtained, unless otherwise exempt, all material approvals, clearances, authorizations, licenses and registrations required by United States or foreign governments or government agencies, to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, marketing, sale, distribution and promotion of the Company Products in jurisdictions where the Company currently conducts such activities (the “Activities to Date”) with respect to each Company Product, as appropriate for the current stage of development or commercialization of each such Company Product (collectively, the “Company Licenses”); (B) the Company and each of its Subsidiaries are in compliance in all material respects with the terms and conditions of each Company License and with all applicable Laws pertaining to the Activities to Date with respect to each Company Product which is not required to be the subject of a Company License; (C) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable Laws regarding registration, license, certification for each site at which a Company Product is manufactured, labeled, sold, or distributed; and (D) to the extent any Company Product has been exported from the United States, the Company has exported such Company Product in compliance in all material respects with applicable Law; (ii) all manufacturing operations performed by or on behalf of the Company have been and are being conducted in all material respects in compliance with the U.S. Food and Drug Administration’s (the “FDA”) Quality Systems Regulations (21 CFR Part 820) and, to the extent applicable to the Company, counterpart regulations in the European Union and all other countries where compliance is required; (iii) all non-clinical laboratory studies of Company Products under development, sponsored by the Company and intended to be used to support regulatory clearance or approval, have been and are being conducted in all material respects in compliance with the FDA’s Good Laboratory Practice for Non-Clinical Studies Regulations (21 CFR Part 58) in the United States and, to the extent applicable to the Company, counterpart regulations in the European Union and all other countries; and (iv) the Company and each of its Subsidiaries are in compliance in all material respects with all applicable reporting requirements for all Company Licenses or plant registrations described in clause (i) above, including, but not limited to, applicable adverse event reporting requirements in the United States and outside of the United States under applicable Law.

(c) No filing or submission to the FDA or any other Governmental Authority made by the Company with regard to the Company Products that is the basis for any approval or clearance contains any materially false information or any material omission.

(d) The Company is in compliance in all material respects with all FDA and non-United States equivalent agencies and similar state and local Governmental Authority Laws applicable to the maintenance, compilation and filing of reports, including medical device reports, with regard to the Company Products. Section 4.06(d) of the Disclosure Schedule sets forth a list of all applicable device experience reports, including adverse event reports (other than adverse event reports as required to be reported in a clinical trial) related to the Company Products for the period from January 1, 2003 through the date of this Agreement, including any Vigilance Reports under European Union requirements and Medical Device Reports (as defined in 21 CFR 803) and including information regarding complaints by product and root cause analysis of closed complaints.

(e) The Company has not received any written notice or other written communication from the FDA or any other Governmental Authority (i) contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any of the Company Products or (ii) otherwise alleging any material violation of any Laws by the Company.

(f) There have been, no recalls, field notifications or seizures ordered or adverse regulatory actions taken (or to the knowledge of the Company threatened) by the FDA or any other Governmental Authority with respect to any of the Company Products, including any facilities where any such Company Products are produced, processed, packaged or stored and neither the Company nor any of its Subsidiaries has within the last three years, either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall of any Company Product or provided post-sale warnings regarding any Company Product.

SECTION 4.07. SEC Filings; Financial Statements.

(a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2007 (such forms, reports and other documents, collectively, the “SEC Reports”). The SEC Reports (i) were prepared in all material respects in accordance with either the requirements of the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, unless amended or superceded (in which case, if amended or superceded, did not as of the date of such amendment or supercession), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is required to file any form, report or other document with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, such consolidated financial statements included in any Form 10-Q do not contain footnotes as permitted by Form 10-Q under the Exchange Act) and (ii) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which would not reasonably be expected to have, a Material Adverse Effect).

(c) Except as and to the extent set forth on the consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 2007, including the notes thereto (the “Current Balance Sheet”), neither the Company nor any Subsidiary of the Company has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required to be disclosed on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice.

(d) The Company has heretofore furnished or otherwise made available to Parent or Parent’s legal counsel complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

SECTION 4.08. Absence of Certain Changes or Events. Between December 31, 2007 and the date of this Agreement, except as disclosed with reasonable specificity in the SEC Reports filed prior to the date of this Agreement (specifically excluding any forward-looking statements or disclosures set forth under the caption “Risk Factors” in such SEC Reports), (a) the Company and the Subsidiaries of the Company have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Material Adverse Effect, and (c) none of the Company or any Subsidiary of the Company has taken any action that, if taken after the date of this Agreement without the consent of Parent, would constitute a breach of any of the covenants set forth in Section 6.01.

SECTION 4.09. Absence of Litigation. Except as disclosed with reasonable specificity in the SEC Reports filed prior to the date of this Agreement (specifically excluding any forward-looking statements or disclosures set forth under the caption “Risk Factors” in such SEC Reports), there is no Action pending or, to the knowledge of the Company, threatened against the Company or any Subsidiary of the Company, or any property or asset of the Company or any Subsidiary of the Company, before any Governmental Authority. Neither the Company nor any Subsidiary of the Company nor any property or asset of the Company or any Subsidiary of the Company is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 4.10. Employee Matters.

(a) Section 4.10(a) of the Disclosure Schedule lists as of the date of this Agreement (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, fringe benefit, paid time off, severance, change in control or other benefit plans, programs or arrangements, and all employment, termination, severance, change in control or other similar contracts, arrangements or agreements to which the Company or any Subsidiary of the Company is a party or which are maintained, contributed to or sponsored by the Company or any Subsidiary of the Company or any third-party that is considered an employer or co-employer of the employees of the Company or any Subsidiary of the Company pursuant to a contract, agreement or arrangement with the Company or any Subsidiary of the Company (a “PEO”) for the benefit of any current or former employee, officer, director, consultant, independent contractor or agent of the Company or any Subsidiary of the Company, or with respect to which the Company or any Subsidiary of the Company has any obligation or liability in the aggregate of at least

$50,000, (ii) each employee benefit plan for which the Company or any Subsidiary of the Company could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, and (iii) any plan in respect of which the Company or any Subsidiary of the Company could incur liability under Section 4212(c) of ERISA (collectively, the “Plans”). Each Plan is in writing and the Company has furnished or otherwise made available to Parent or Parent’s legal counsel a true and complete copy of each Plan and has delivered or made available to Parent or Parent’s legal counsel a true and complete copy of each material document, if any, prepared in connection with each such Plan, including, (A) each trust or other funding arrangement, (B) each summary plan description and summary of material modifications thereto, (C) the most recently filed Internal Revenue Service (“IRS”) Form 5500, (D) the most recently received IRS determination letter or opinion letter for each such Plan, (E) the most recently prepared actuarial report and financial statement in connection with each such Plan, (F) each administrative services agreement and PEO agreement, and (G) any material notices, letters or other correspondence from the IRS or Department of Labor relating to any Plan, whether received by the Company or a PEO. Neither the Company nor any Subsidiary of the Company has any express or implied commitment (1) to create, incur liability with respect to or cause to exist any new or additional employee benefit plan, program or arrangement, (2) to enter into any material contract or agreement to provide compensation or benefits to any individual, or (3) to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Internal Revenue Code of 1986, as amended (the “Code”).

(b) Neither the Company nor any ERISA Affiliate has ever maintained or been required to contribute to any Plan subject to Title IV of ERISA, including any multi-employer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multi-employer Plan”). None of the Plans is a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which the Company or any Subsidiary of the Company could incur liability under Section 4063 or 4064 of ERISA (a “Multiple Employer Plan”). Except as set forth in Section 4.10(b) of the Disclosure Schedule, none of the Plans (i) provides for the payment of separation, severance, termination or similar-type benefits to any person (other than as required by applicable Law upon termination or retirement), (ii) obligates the Company or any Subsidiary of the Company to pay separation, severance, termination or similar-type benefits solely or partially as a result of any of the Transactions, or (iii) obligates the Company or any Subsidiary of the Company to make any payment or provide any benefit as a result of a “change in control”, within the meaning of such term under Section 280G of the Code. Each of the Plans is subject only to the Laws of the United States or a political subdivision thereof.

(c) Except as required under Section 601 et seq. of ERISA or similar state or local laws, no Plan provides access to medical, life or disability insurance following termination of employment.

(d) To the Company’s knowledge, each Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws including, ERISA and the Code. To the Company’s knowledge, the Company and the Subsidiaries of the Company have performed all material obligations required to be performed by them under, are not in any respect in default under or in violation of, and have no knowledge of any default or violation by any party to, any material terms of any Plan. No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any such Action. No Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, or similar program sponsored by any Governmental Authority.

(e) Each Plan that is intended to be qualified under Section 401(a) of the Code or Section 401(k) of the Code has timely received a favorable determination or opinion letter from the IRS covering all of the provisions applicable to the Plan for which determination or opinion letters are currently available that the Plan is so qualified and each trust established in connection with any Plan which is intended to be exempt from federal income taxation under Section 501(a) of the Code has received a determination letter from the IRS that it is so exempt, and, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(f) To the Company’s knowledge, there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any Plan, and no breaches of fiduciary duty under any Plan have occurred that would reasonably be expected to give rise to material liability on the part of the Company or any Subsidiary of the Company. Neither the Company nor any Subsidiary of the Company has incurred any liability under, arising out of or by operation of Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course), including, any liability in connection with (i) the termination or reorganization of any employee benefit plan subject to Title IV of ERISA, or (ii) the withdrawal from any Multi-employer Plan or Multiple Employer Plan, and, no fact or event exists which would reasonably be expected to give rise to any such liability.

(g) All contributions, premiums or payments required to be made by the Company or any Subsidiary of the Company with respect to any Plan have been made on or before their due dates. All such contributions have been fully deducted for income Tax purposes and no such deduction has been challenged or disallowed by any Governmental Authority and, to the Company’s knowledge, no material fact or event exists which would reasonably be expected to give rise to any such material challenge or disallowance.

(h) Neither the Company nor any Subsidiary of the Company has ever made or caused to be made any profit-sharing, matching or other employer contributions (other than the transmission of employees’ elective salary deferral contributions) to any Plan that is intended to be qualified under Section 401(a) of the Code.

(i) (i) No Plan is a multiple employer welfare arrangement within the meaning of Section 3(40) of ERISA, and (ii) no Plan or portion of a Plan that is a welfare benefit plan within the meaning of Section 3(1) of ERISA is self-insured.

(j) All current directors, officers, management employees, consultants, independent contractors and technical and professional employees, and all former employees, consultants and independent contractors who have had a material role in the development of Company Owned Intellectual Property, Company Systems, Company Products or other confidential or proprietary information of the Company and the Subsidiaries of the Company are under written obligation to the Company and the Subsidiaries of the Company to maintain in confidence all confidential or proprietary information acquired by them and relating to the Company Owned Intellectual Property, in the course of their employment and to assign to the Company and the Subsidiaries of the Company all inventions made by them within the scope of their employment during such employment.

(k) Section 4.10(k) of the Disclosure Schedule lists the name, the place of employment, the current annual salary rates (including descriptions of any raises in the preceding three months), bonuses, deferred or contingent compensation, pension, “golden parachute” and other like benefits paid or payable (in cash or otherwise) in the prior fiscal year and the current fiscal year, the date of employment and job title of each current salaried employee, officer, director or consultant of the Company and its Subsidiaries (other than the date of employment of consultants whose services to the Company are immaterial). Except as set forth in Section 4.10(k) of the Disclosure Schedule, there are no arrangements in place pursuant to which any employee, officer, director, consultant or agent of the Company or any of its Subsidiaries may receive or become entitled to receive any change of control, bonus or similar payment as a result of or in connection with the Transactions and, except as set forth in such section of the Disclosure Schedule, the Company has no such obligations.

(l) Except as set forth in Section 4.10(l) of the Disclosure Schedule, the execution, delivery of and performance by the Company of its obligations under this Agreement will not (either alone or upon occurrence of any additional or subsequent events) result in (i) the triggering or imposition of any restrictions or limitations on the right of the Company or any of its subsidiaries to amend or terminate any Plan, or (ii) “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.

(m) Each Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code has been operated and administered in good faith compliance with Code Section 409A from the period beginning January 1, 2005 through the date hereof. No outstanding Company Stock Option has an exercise price lower than the fair market value of the Company common stock on the date of grant of such Company Stock Option.

SECTION 4.11. Labor Matters. There are no controversies pending or, to the knowledge of the Company, threatened between the Company or any Subsidiary of the Company and any of their respective employees or former employees, which controversies would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any Subsidiary of the Company is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or any Subsidiary of the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees. There are no unfair labor practice complaints pending against the Company or any Subsidiary of the Company before the National Labor Relations Board or any current union representation questions involving employees of the Company or any Subsidiary of the Company. There is no strike, slowdown, work stoppage or lockout, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any Subsidiary of the Company.

SECTION 4.12. Offer Documents; Schedule 14D-9. Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Offer Documents shall, at the times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to holders of the Shares, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, Purchaser or any of Parent’s or Purchaser’s representatives in writing specifically for inclusion in the foregoing documents. The Schedule 14D-9 shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

SECTION 4.13. Property and Leases.

(a) The Company and the Subsidiaries of the Company have sufficient title to all their properties and assets to conduct their respective businesses as currently conducted with only such exceptions as would not reasonably be expected to have a Material Adverse Effect.

(b) Neither the Company nor any Subsidiary of the Company owns any real property. Each parcel of real property leased by the Company or any Subsidiary of the Company (i) is leased free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind against the Company or any Subsidiary of the Company, including, any easement, right of way or other encumbrance to title, or any option, right of first refusal, or right of first offer applicable to the Company or any Subsidiary of the Company (collectively, “Liens”), other than (A) Liens for current Taxes and assessments not yet past due, (B) inchoate mechanics’ and materialmen’s Liens for construction in progress, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Company or such Subsidiary of the Company consistent with past practice, (D) Liens securing obligations of the lessor of such leasehold or the owner of such property and not of the Company, (E) Liens set forth in the Company’s lease to such real property, and (F) all matters of record, Liens and other imperfections of title and encumbrances that would not reasonably be expected to have a Material Adverse Effect (collectively, “Permitted Liens”), and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

(c) All leases of real property leased for the use or benefit of the Company or any Subsidiary of the Company to which the Company or any Subsidiary of the Company is a party are in full force and effect and have not been modified or amended since the date of this Agreement (except in connection with the lease amendment contemplated by paragraph (k) of Annex A of this Agreement), and there exists no default under any such lease by the Company or any Subsidiary of the Company, nor any event which, with notice or lapse of time or both, would constitute a default thereunder by the Company or any Subsidiary of the Company, except for such default as would not have a Material Adverse Effect.

SECTION 4.14. Intellectual Property.

(a) Section 4.14 of the Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all (i) Company Owned Intellectual Property that is registered with any Governmental Authority and all invention disclosures which constitute Company Owned Intellectual Property, and (ii) all Company Licensed Intellectual Property.

(b) To the Company’s knowledge, the operation of the business of the Company as currently conducted or as currently contemplated by the Company to be conducted during the period through the Effective Time does not, in any material respect, conflict with, infringe upon, misappropriate or otherwise violate the Intellectual Property rights of any third party.

(c) The Company is the sole owner of the entire right, title and interest in and to the Company Owned Intellectual Property, and has valid, subsisting license(s) under the Company Licensed Intellectual Property licensed to the Company. To the Company’s knowledge, the Company Owned Intellectual Property and the Company Licensed Intellectual Property licensed to the Company constitute all of the Intellectual Property that covers products made, sold, or under development by the Company, or that, to the Company’s knowledge, is otherwise necessary for the operation of the business of the Company as currently conducted.

(d) The Company has no knowledge from which it could reasonably conclude that any of the Company Owned Intellectual Property and the Company Licensed Intellectual Property that, in each case, is registered with any Governmental Authority, is invalid or unenforceable, and, to the Company’s knowledge, the same has not been adjudged invalid or unenforceable in whole or in part. There are no ongoing interferences, oppositions, reissues, reexaminations, or other proceedings relating to any of the Company Owned Intellectual Property or, to the Company’s knowledge, Company Licensed Intellectual Property, including ex parte, inter partes or other post-grant proceedings, in the United States Patent and Trademark Office or in any foreign patent office or similar administrative agency.

(e) No claims or Actions have been asserted, are pending, or, to the knowledge of the Company, threatened against the Company (i) based upon or challenging or seeking to deny or restrict the ownership by or license rights of the Company of any of the Company Owned Intellectual Property or Company Licensed Intellectual Property, (ii) alleging that any services provided by, processes used by, or products manufactured or sold by the Company infringe, misappropriate, or otherwise violate any Intellectual Property right of any third party, or (iii) alleging that the Company Licensed Intellectual Property is being licensed or sublicensed in conflict with the terms of any license or other agreement. No third party has notified the Company in writing or (to the Company’s knowledge) orally of any material claim to exclude or prevent the Company from freely using the Company Owned Intellectual Property or the Company Licensed Intellectual Property licensed to the Company.

(f) As of the date of this Agreement, to the knowledge of the Company no person is engaging in any activity that infringes or misappropriates in any material respect the Company Owned Intellectual Property or Company Licensed Intellectual Property. The Company has not granted any license, sublicense, or other right to any third party with respect to the Company Owned Intellectual Property or Company Licensed Intellectual Property. The execution, delivery, and performance of this Agreement and the consummation of the Transactions by the Company will not breach, violate or conflict with any instrument or agreement concerning the Company Owned Intellectual Property or Company Licensed Intellectual Property, and will not cause the automatic forfeiture or termination, or give rise to a right of forfeiture or termination, of any of the Company Owned Intellectual Property or Company Licensed Intellectual Property.

(g) The Company has furnished or otherwise made available to Parent or Parent’s legal counsel correct and complete copies of all the licenses of the Company Licensed Intellectual Property, other than licenses of commercial off-the-shelf computer software. With respect to each such license:

(i) such license is valid and binding and in full force and effect and represents the entire agreement between the respective licensor and licensee with respect to the subject matter of such license;

(ii) such license will not cease to be valid and binding and in full force and effect on terms identical in all material respects to those currently in effect as a result of the consummation of the Transactions, nor will the consummation of the Transactions constitute a material breach or default under such license or otherwise so as to give the licensor a right to terminate such license;

(iii) the Company has not (A) received any written notice of termination or cancellation under such license, (B) received any written notice of material breach or default under such license, whether or not such breach has been cured, and (C) granted to any other third party any rights, adverse or otherwise, under such license that would constitute a material breach of such license; and

(iv) neither the Company nor any other party to such license is in material breach or default thereof, and, to the knowledge of the Company, no event has occurred that, with notice or lapse of time, would constitute such a material breach or default or permit termination, modification or acceleration under such license.

(h) No rights in the Company Software as it is constituted as of the date of this Agreement have been transferred to any third party except to the customers of the Company and authorized resellers to whom the Company has licensed such Company Software in the ordinary course of business.

(i) To the Company’s knowledge, it has the right to use all software development tools, library functions, compilers and other third party software that is necessary for the operation of the business of the Company, or that is required to operate or modify the Company Software.

(j) The Company has taken commercially reasonable steps in accordance with normal industry practice to maintain the confidentiality of its Trade Secrets and other confidential Intellectual Property. To the knowledge of the Company: (i) there has been no misappropriation of any material Trade Secrets or other material confidential Company Owned Intellectual Property by any person; (ii) no employee, consultant, independent contractor or agent of the Company has misappropriated any Trade Secrets of any other person in the course of such performance as an employee, consultant, independent contractor or agent of the Company; and (iii) no employee, consultant, independent contractor or agent of the Company is in material default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Company Owned Intellectual Property or Company Licensed Intellectual Property.

(k) The Company has a policy requiring each employee, consultant, independent contractor or agent who has or may be expected to contribute to the creation of any Intellectual Property to execute appropriate assignment agreements. All employees, consultants, independent contractors or agents who have contributed to the creation of any patents or patent applications within the Company Owned Intellectual Property have executed an invention assignment agreement and also either: (i) are or were employees of Company and created such item within the scope of their employment; or (ii) have executed an assignment or an agreement to assign in favor of Company of all of their right, title, and interest in their rights in and to such patents or patent applications within the Company Owned Intellectual Property. To the Company’s knowledge, no employee, consultant, independent contractor or agent of the Company who has contributed to the creation of any Company Owned Intellectual Property is bound by any contractual obligation that restricts or limits in any way the scope of such Company Owned Intellectual Property or requires the employee, consultant, independent contractor or agent to transfer, assign, or disclose information concerning any such work or contribution in such intellectual property to anyone other than Company.

SECTION 4.15. Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed all Tax Returns required to have been filed by it on or prior to the date hereof (all such Tax Returns being accurate and complete in all material respects) and has duly paid or made provisions for the payment of all Taxes which have been incurred or are due or claimed to be due from it by any taxing authority on or prior to the date of this Agreement other than (i) Taxes which are not yet delinquent or are being contested in good faith and have not been finally determined and are listed in Section 4.15(a) of the Disclosure Schedule, or (ii) Tax Returns or Taxes as to which the failure to file, pay or make provision for will not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries. There is no outstanding audit examination, deficiency assessment, Tax investigation or refund litigation with respect to Taxes of the Company or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is subject to taxation in such jurisdiction. Neither the Company nor any of its Subsidiaries has executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax that is currently in effect. Each of the Company and its Subsidiaries has withheld and timely paid all Taxes required to have been withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. Each of the Company and its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code, and similar applicable state and local information reporting requirements, except to the extent that a failure to so comply will not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries.

(b) Section 4.15(b) of the Disclosure Schedule lists all federal, state, local and non-U.S. income Tax Returns filed by the Company and/or any of its Subsidiaries that have been or are currently being audited, and summarizes the status or results of each such audit. The Company has made available to Parent correct and complete copies of all federal and state income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of the Company and its Subsidiaries since 2004.

(c) There are no material liens for Taxes (other than current Taxes not yet due and payable) on any of the assets of Company or any of its Subsidiaries.

(d) None of the Company or its Subsidiaries (i) is a party to or bound by any Tax indemnification, Tax allocation or Tax sharing agreement with any person or entity or has any current or potential contractual obligation to indemnify any other person or entity with respect to Taxes, (ii) has been a member of a consolidated, combined or affiliated group of corporations (other than a group the common parent of which is the Company) or (iii) has any liability for the Taxes of any person or entity (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 or similar provision of state, local or non-U.S. law, as a transferee or successor, by contract or otherwise.

(e) Except as set forth in Section 4.15(e) of the Disclosure Schedule, neither the Company nor any of its Subsidiaries has made any payment, is obligated to make any payment, or is a party to any agreement that could obligate it to make any payment that will not be deductible under Code Section 162(m) or Code Section 280G.

(f) Neither the Company nor any of its Subsidiaries has been a party to a transaction described in Code Section 355(c)(1) (or which would have been described in Code Section 355(c)(1) but for the application of Code Section 355(e)) within two (2) years immediately preceding the date hereof.

(g) Neither the Company nor any of its Subsidiaries has participated, within the meaning of Treasury Regulations Section 1.6011-4(c), in (i) any “reportable transaction” within the meaning of Section 6011 of the Code and the Treasury Regulations thereunder, (ii) any “confidential corporate tax shelter” within the meaning of Section 6111 of the Code, as in effect prior to the enactment of the American Jobs Creation Act of 2004, P.L. 108-357, and the Treasury Regulations thereunder, or (iii) any “potentially abusive tax shelter” within the meaning of Section 6112 of the Code, as in effect prior to the enactment of the American Jobs Creation Act of 2004, P.L. 108-357, and the Treasury Regulations thereunder.

SECTION 4.16. Environmental Matters. Except as would not have a Material Adverse Effect, (a) the Company has not violated and is not in violation of any Environmental Law; (b) none of the properties currently or formerly owned, leased or operated by the Company (including, soils and surface and ground waters) are contaminated with any Hazardous Substance; (c) the Company is not actually, potentially or allegedly liable for any off-site contamination by Hazardous Substances; (d) the Company is not actually, potentially or allegedly liable under any Environmental Law (including, pending or threatened liens); (e) the Company has all permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”); (f) the Company has always been and is in compliance with its Environmental Permits; and (g) neither the execution of this Agreement nor the consummation of the Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

SECTION 4.17. Material Contracts.

(a) Subsections (i) through (x) of Section 4.17(a) of the Disclosure Schedule contain a list of the following types of contracts and agreements to which the Company or any Subsidiary of the Company is a party as of the date of this Agreement (such contracts and agreements as are required to be set forth in Section 4.17(a) of the Disclosure Schedule being the “Material Contracts”):

(i) each contract and agreement which (A) is likely to involve consideration of more than $100,000, in the aggregate, during the calendar year ending December 31, 2008, (B) is likely to involve consideration of more than $100,000, in the aggregate, over the remaining term of such contract, and which, in either case, cannot be canceled by the Company or any Subsidiary of the Company without material penalty or further payment and without more than 90 days’ notice, or (C) includes a royalty or any per product payment for license or access to third party Intellectual Property;

(ii) all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing, consulting and advertising contracts and agreements to which the Company or any Subsidiary of the Company is a party;

(iii) all management contracts (excluding contracts for employment) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of the Company or any Subsidiary of the Company or income or revenues related to any product of the Company or any Subsidiary of the Company to which the Company or any Subsidiary of the Company is a party;

(iv) all contracts and agreements evidencing indebtedness for borrowed money, the issuance of any debt securities or the assumption, guarantee or endorsement or responsibility for the obligations of any other person, or for the making of any loans or advances, or granting of any security interest in any of the Company’s assets;

(v) all contracts and agreements with any Governmental Authority to which the Company or any Subsidiary of the Company is a party;

(vi) all contracts and agreements, including license agreements, that limit, or purport to limit, the ability of the Company or any Subsidiary of the Company to compete in any line of business or with any person or entity or in any geographic area or during any period of time;

(vii) all contracts and agreements providing for benefits under any Plan, excluding individual stock option grant agreements with respect to Company Stock Options set forth on Section 4.03 of the Disclosure Schedule and contracts and agreements listed on Section 4.10(a) of the Disclosure Schedule;

(viii) all material contracts or arrangements that result in any person or entity holding a power of attorney from the Company or any Subsidiary of the Company that relates to the Company, any Subsidiary of the Company or their respective businesses; and

(ix) all contracts for employment required to be listed in Section 4.10 of the Disclosure Schedule.

(b) Except as would not have a Material Adverse Effect: (i) each Material Contract is a legal, valid and binding agreement (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor rights and for general equitable and public policy principles), and none of the Material Contracts is in default by its terms or has been canceled by the other party; (ii) to the knowledge of the Company, no other party is in breach or violation of, or default under, any Material Contract; (iii) the Company and the Subsidiaries of the Company are not in receipt of any written claim of unremedied default under any such agreement; and (iv) neither the execution of this Agreement nor the consummation of any Transaction shall constitute default, give rise to cancellation rights or otherwise adversely affect any of the Company’s material rights under any Material Contract. Except as set forth on Section 4.17(b) of the Disclosure Schedule, no consent, notice, approval, waiver, license or other authorization or action by or filing with any third party is required by any Material Contract in connection with the execution and delivery by the Company of this Agreement, the consummation by the Company of the Transactions or the performance by the Company of its obligations hereunder. The Company has furnished or otherwise made available to Parent or Parent’s legal counsel true and complete copies of all Material Contracts, including any amendments thereto.

SECTION 4.18. Insurance.

(a) Section 4.18(a) of the Disclosure Schedule sets forth, with respect to each insurance policy under which the Company or any Subsidiary of the Company has been an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement, (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage, and (iv) the premium charged. Such insurance policies and the types and amounts of coverage provided therein are usual and customary in the context of the businesses and operations in which the Company and the Subsidiaries of the Company are engaged for companies of comparable sizes at comparable stages of development.

(b) With respect to each such insurance policy: (i) to the Company’s knowledge, the policy is legal, valid, binding and enforceable in accordance with its terms (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor rights and for general equitable and public policy principles), and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Subsidiary of the Company is in material breach or default (including any such material breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

(c) At no time subsequent to January 1, 2004, has the Company or any Subsidiary of the Company (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received written notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage listed in Section 4.18(a) of the Disclosure Schedule will not be available in the future substantially on the same terms as are now in effect.

SECTION 4.19. Products Liability. There is as of the date of this Agreement, no pending or, to the knowledge of the Company, threatened, claim, action, suit, inquiry, proceeding or investigation by any individual or Governmental Authority in which a Product (as defined below) is alleged to have a Defect (as defined below). As used in this Section 4.19, the term “Product” shall mean any product designed, manufactured, shipped, sold, marketed, distributed and/or otherwise introduced into the stream of commerce by or on behalf of the Company or any of its Subsidiaries, including, any product sold in the United States by the Company or any of its

Subsidiaries as the distributor, agent, or pursuant to any other contractual relationship with a non-US. manufacturer; and the term “Defect” shall mean a defect or impurity of any kind, whether in design, manufacture, processing, or otherwise, including, any dangerous propensity associated with any reasonably foreseeable use of a Product.

SECTION 4.20. Brokers. No broker, finder or investment banker (other than Lazard Frères & Co. LLC (“Lazard”) and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan”)) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Lazard and between the Company and Houlihan pursuant to which such firms would be entitled to any payment relating to the Transactions.

SECTION 4.21. Opinion of Financial Advisor. On the date hereof, the Board has received the opinion of Houlihan that as of the date of this Agreement, the Per Share Amount to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger is fair to such holders from a financial point of view.

SECTION 4.22. Disclosure. The representations and warranties made by the Company in this Agreement, when read together in their entirety, as of the date of this Agreement contain no untrue statement of a material fact, and to the Company’s knowledge do not omit to state a material fact necessary to make the statements or facts contained herein not misleading, in light of the circumstances under which they were made.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Parent and Purchaser hereby, jointly and severally, represent and warrant to the Company that:

SECTION 5.01. Corporate Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota or Delaware, respectively, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not prevent or materially delay consummation of the Transactions, or otherwise prevent Parent or Purchaser from performing its material obligations under this Agreement.

SECTION 5.02. Authority Relative to this Agreement. Each of Parent and Purchaser has (subject to the required actions and proceedings described in the following sentence) all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Purchaser and the consummation by Parent and Purchaser of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Delaware Law). This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Purchaser enforceable against each of Parent and Purchaser in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditor rights and for general equitable and public policy principles.

SECTION 5.03. No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, (i) conflict with or violate the Certificate of Incorporation or

By-laws of either Parent or Purchaser, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.03(b) have been obtained and all filings and obligations described in Section 5.03(b) have been made, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Purchaser or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Purchaser is a party or by which Parent or Purchaser or any property or asset of either of them is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or materially delay consummation of the Transactions or otherwise prevent Parent and Purchaser from performing their material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Purchaser do not, and the performance of this Agreement by Parent and Purchaser will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, blue sky Laws and state takeover laws, notification or approval in any other relevant jurisdiction, and filing and recordation of appropriate merger documents as required by Delaware Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of the Transactions, or otherwise prevent Parent or Purchaser from performing their material obligations under this Agreement.

SECTION 5.04. Absence of Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent or Purchaser that would materially and adversely affect Parent’s or Purchaser’s ability to consummate any of the Transactions. Neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority that would materially and adversely affect Parent’s or Purchaser’s ability to consummate any of the Transactions.

SECTION 5.05. Not an Interested Stockholder. Neither Parent nor any of its “affiliates” or “associates” is or has been during the past three years an “interested stockholder” (as such term is defined in Section 203 of the Delaware Law) of the Company.

SECTION 5.06. Funds. Parent has available cash resources and financing in an amount sufficient to enable Purchaser to purchase Shares pursuant to the Offer and to consummate the Merger.

SECTION 5.07. Offer Documents. The Offer Documents shall not, at the time the Offer Documents are filed with the SEC or are first published, sent or given to holders of Shares, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in any of the foregoing documents or the Offer Documents. The Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

SECTION 5.08. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Purchaser.

SECTION 5.09. No Other Representations or Warranties. Parent and Purchaser acknowledge that they have conducted, to their satisfaction, an independent investigation and verification of the financial condition, results of operations, assets, liabilities, properties, products, prospects, employees and projected operations of the Company and, in making their determination to proceed with the Transactions, Parent and Purchaser are relying and have relied only on the results of their own independent investigation and verification and the representations and warranties of the Company expressly and specifically set forth in Article IV. Parent and Purchaser acknowledge that, except for the representations and warranties of the Company set forth in Article IV and the representations and warranties in the Stockholders Agreement of the parties thereto, Parent and Purchaser are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied. The representations and warranties of the Company set forth in Article IV and the representations and warranties in the Stockholders Agreement of the parties thereto constitute the sole and exclusive representations and warranties to Parent and Purchaser in connection with the Offer and the Merger and the other Transactions, and Parent and Purchaser understand, acknowledge and agree that all other representations and warranties of any kind or nature, express or implied, are specifically disclaimed by the Company. Without limiting any representations and warranties made by any of such persons in the Stockholders Agreement, Parent and Purchaser acknowledge and agree that no current or former stockholder, director, officer, employee, affiliate or advisor of the Company has made or is making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

ARTICLE VI

CONDUCT OF BUSINESS

SECTION 6.01. Conduct of Business by the Company Prior to the Acceptance Time. The Company agrees that, between the date of this Agreement and the earlier of the Acceptance Time or the date of termination of this Agreement (the “Pre-Closing Period”), unless Parent shall otherwise agree in writing, and except as expressly contemplated by this Agreement, including the Pre-Closing Actions, or as described in Section 6.01 of the Disclosure Schedule, the businesses of the Company and the Subsidiaries of the Company shall be conducted only in, and the Company and the Subsidiaries of the Company shall not take any action except in, the ordinary course of business consistent with past practice; and the Company shall use its commercially reasonable efforts consistent with its obligations under this Agreement to preserve substantially intact the business organization of the Company and the Subsidiaries of the Company, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries of the Company and to preserve the current relationships of the Company and the Subsidiaries of the Company with customers, suppliers and other persons with which the Company or any Subsidiary of the Company has significant business relations. Without limiting the foregoing, except as expressly contemplated by this Agreement, including the Pre-Closing Actions, or as described in Section 6.01 of the Disclosure Schedule, the Company shall not (and shall not permit any Subsidiary of the Company to), during the Pre-Closing Period, do any of the following without the prior written consent of Parent, which consent may be withheld by Parent for any reason or no reason, in its sole discretion, except as otherwise provided below:

(a) amend or otherwise change its Restated Certificate of Incorporation or By-laws or equivalent organizational documents;

(b) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of any class of capital stock of the Company or any Subsidiary of the Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest), of the Company or any Subsidiary of the Company (except for the securities issuable pursuant to the Warrants or Company Stock Options, as set forth on Section 4.03 of the Disclosure Schedule) or (ii) any assets of the Company or any Subsidiary of the Company, except, in the case of clause (ii) in the ordinary course of business and in a manner consistent with past practice;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary of the Company to the Company or any other Subsidiary of the Company;

(d) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock;

(e)(i) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any significant amount of assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in any of its assets; (iii) enter into any contract or agreement that would be a Material Contract; (iv) enter into any distribution or manufacturing contract or agreement, other than contracts or agreements (including intellectual property contracts) entered into in the ordinary course of business and consistent with past practice; (v) authorize, or make any commitment with respect to, any capital expenditure in any manner not reflected in the capital budget of the Company attached as Section 6.01(e)(v) of the Disclosure Schedule; or (vi) enter into or amend any contract, agreement, commitment or binding arrangement with respect to any matter set forth in this Section 6.01(e);

(f) take any action that would have the effect, directly or indirectly, of causing the aggregate amount of cash and cash equivalents (as such term is defined under GAAP calculated after giving effect to the payment of all Company Expenses and after deducting the amount of any Overdue Payables, but before deducting the cost of the tail policy referred to in Section 7.06(b)) held by the Company and the Subsidiaries on a consolidated basis to be less than the Minimum Cash Amount on a consolidated basis as of immediately prior to the Acceptance Time;

(g) increase the compensation payable or to become payable or the benefits provided to its directors, officers or employees, except for increases in the ordinary course of business and consistent with past practice in salaries, wages, bonuses or incentives of employees of the Company or any Subsidiary of the Company who are not directors or officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or of any Subsidiary of the Company, or establish, adopt, enter into or amend, any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee (including any such arrangements entered into in connection with or in anticipation of the Transactions);

(h) change any of the accounting methods used by it unless required by GAAP;

(i) make any Tax election other than immaterial Tax elections in the ordinary course consistent with past practice or settle or compromise any United States federal, state, local or non-United States material income Tax liability;

(j) pay, discharge or satisfy any material claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such liabilities in the ordinary course of business and consistent with past practice (provided that the consent of Parent to any of the actions set forth in this paragraph (j) shall not be unreasonably withheld, delayed or conditioned);

(k) amend, modify or consent to the termination of any Material Contract, or amend, waive, modify or consent to the termination of the Company’s or its Subsidiary’s material rights thereunder, other than in the ordinary course of business and consistent with past practice;

(l) commence, settle, or enter default in any Action;

(m) fail to pay, discharge or satisfy any material claim, liability or obligation in accordance with the ordinary course of business of the Company, consistent with past practice (provided that the consent of Parent to any of the actions set forth in this paragraph (m) shall not be unreasonably withheld, delayed or conditioned);

(n) enter into any contractual obligation involving liabilities of the Company in any individual circumstance greater than $100,000;

(o) transfer any rights to Company Owned Intellectual Property or Company Licensed Intellectual Property to any third party, by assignment, license (except licenses entered into in the ordinary course of business consistent with past practice) or otherwise; or

(p) make a binding commitment to do any of the foregoing.

Notwithstanding the foregoing, the provisions of this Section 6.01 shall not be deemed to prohibit the taking of any of the Pre-Closing Actions by the Company.

SECTION 6.02. Certain Actions. The Company agrees that as promptly as practicable following the date of this Agreement, the Company shall take, or cause to occur, each of the actions set forth in Section 6.02 of the Disclosure Schedule (the “Pre-Closing Actions”).

SECTION 6.03. Certain Matters. The Company agrees that, between the date of this Agreement and the Effective Time, with respect to all material aspects of any disputes, claims or Actions relating to the Intellectual Property of the Company or any third party, including but not limited to those claims or Actions listed in Section 4.14(e) of the Disclosure Schedule, Parent shall have the right to review and comment on all material filings or responses to be made by the Company prior to the time such filings are made or such responses are sent, and the right to consult on the ultimate litigation or arbitration strategy of such disputes, claims or Actions, and the Company will in good faith take such comments into account.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01. Stockholders’ Meeting.

(a) If required following the Acceptance Time, or the expiration of any subsequent offering period provided in accordance with Rule 14d-11 under the Exchange Act, the Company shall, in accordance with applicable law and the Company’s Restated Certificate of Incorporation and By-laws, take all action necessary to (i) duly call, give notice of, convene and hold a special meeting of its stockholders as promptly as practicable following satisfaction of the condition set forth in Section 8.01(a) for the purpose of voting on the adoption of this Agreement and approval of the Merger (the “Stockholders’ Meeting”), and (ii) subject to Section 7.05, (A) include in the proxy statement to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), and not subsequently withdraw, amend, change or modify in any manner adverse to Purchaser or Parent, the recommendation of the Board that the stockholders of the Company adopt this Agreement and approve the Merger and (B) use its commercially reasonable efforts to solicit and obtain such adoption and approval. At the Stockholders’ Meeting, Parent and Purchaser shall cause all Shares then owned beneficially or of record by them and their subsidiaries and affiliates to be voted in favor of the adoption of this Agreement and approval of the Merger.

(b) Notwithstanding anything to the contrary in this Agreement, in the event that, at any time after the Acceptance Time, the Shares beneficially owned by Purchaser, together with any Shares beneficially owned by Parent and Parent’s other affiliates, shall collectively represent at least 90% of the then outstanding Shares, Parent and Purchaser shall take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of Delaware Law (to the extent permitted thereunder), as promptly as reasonably practicable after the Acceptance Time, without a meeting of the stockholders of the Company.

SECTION 7.02. Proxy Statement. If approval of the Company’s stockholders is required by applicable law to consummate the Merger, promptly following the Acceptance Time (or if later, the last day of any subsequent offering period), the Company shall file the Proxy Statement with the SEC under the Exchange Act. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC. The Company shall give Parent and Parent’s counsel the opportunity to review the Proxy Statement, including all amendments and supplements thereto, prior to its being filed with the SEC and shall give Parent and Parent’s counsel the opportunity to review all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Purchaser agrees to use its commercially reasonable efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders’ Meeting at the earliest practicable time.

SECTION 7.03. Company Board Representation; Section 14(f).

(a) Promptly following the Acceptance Time and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of authorized directors on the Board multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Parent or any other affiliate of Purchaser or Parent bears to the total number of Shares then outstanding on a fully diluted “as-converted” basis, and the Company shall, at such time, upon the written request of Purchaser, promptly take all actions necessary to cause Purchaser’s designees to be elected as directors of the Company, including increasing the size of the Board, if necessary, or securing director resignations (the moment of such election being the “Appointment Time”); provided, however, that in no event shall Purchaser shall be entitled to designate any directors to serve on the Board unless it is the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the outstanding Shares. Following the Appointment Time, the Company shall use its commercially reasonable efforts, consistent with applicable Nasdaq and SEC rules and regulations, to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser to constitute the Board of (i) each committee of the Board, (ii) each board of directors of each Subsidiary of the Company, and (iii) each committee of each such board, in each case only to the extent permitted by applicable Law. Notwithstanding the foregoing, in the event that Purchaser’s designees are so elected to the Board, until the Effective Time, such Board shall have at least two directors who are directors of Company on or prior to the date of this Agreement and who are not affiliates, representatives or designees of Parent or Purchaser (the “Continuing Directors”) and, provided further that, in such event, if the number of Continuing Directors shall be reduced below two for any reason whatsoever, the remaining Continuing Director shall designate a person to fill such vacancy who shall be deemed to be a Continuing Director for all purposes of this Agreement or, if no Continuing Directors then remain, the other directors of the Board shall designate two persons to fill such vacancies who shall not be affiliates, representatives or designees of Parent or Purchaser, and such persons shall be deemed to be Continuing Directors for all purposes of this Agreement.

(b) The Company’s obligation to cause Purchaser’s designees to be elected or appointed to the Board shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. The Company shall take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill its obligations under this Section 7.03, and shall include in the Schedule 14D-9 such information with respect to the Company and its officers and directors as is required under Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder to fulfill such obligations, so long as Parent or Purchaser shall have provided to the Company all information with respect to Purchaser, Parent and Purchaser’s designees, officers, directors and affiliates required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. Parent or Purchaser shall supply to the Company, and be solely responsible for, any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

(c) Following the election or appointment of designees of Purchaser pursuant to this Section 7.03, prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors shall be required for the Company to (i) amend or terminate this Agreement or agree or consent to any amendment or termination of this Agreement, (ii) amend the Restated Certificate of Incorporation or By-laws of the Company in a manner that is reasonably likely to adversely affect the interests of the holders of the Shares (other than Parent and its affiliates), (iii) waive any of the Company’s rights, benefits or remedies hereunder, any covenant or agreement of Parent or Purchaser or any condition to any obligation of the Company, (iv) extend the time for performance of Parent’s and Purchaser’s respective obligations hereunder, (v) approve any other action by the Company which is reasonably likely to adversely affect the interests of the holders of the Shares (other than Parent and its affiliates), (vi) approve any withdrawal, amendment, change or modification by the Board of its recommendation that holders of Shares tender their Shares pursuant to the Offer, (vii) amend, terminate or waive any provision of the BSC Development and License Agreement, or (viii) provide any other consent or take any other action by the Board with respect to this Agreement or the Merger; provided, however, the Company and the Subsidiaries of the Company shall not be considered affiliates of Parent for purposes of this Section 7.03(c).

SECTION 7.04. Access to Information; Confidentiality.

(a) From the date hereof until the Effective Time, the Company shall, and shall cause the Subsidiaries of the Company and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries of the Company to, afford the officers, employees and agents of Parent and Purchaser reasonable access during normal business hours upon reasonable notice to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary of the Company, and shall furnish Parent and Purchaser with such financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request; provided, however, that the Company shall not be required to afford access, or to disclose any information, that in the good faith judgment of the Company would (i) result in the disclosure of any trade secrets of third parties, (ii) violate any obligation of the Company with respect to confidentiality, (iii) jeopardize protections afforded the Company under the attorney-client privilege or the attorney work product doctrine, or (iv) violate any Law.

(b) All information obtained by Parent or Purchaser or any of their respective representatives pursuant to this Section 7.04 or any other provision of this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated October 16, 2007 (the “Confidentiality Agreement”), between Boston Scientific Corporation and the Company, to the extent that it constitutes “Confidential Information” thereunder.

(c) No investigation pursuant to this Section 7.04 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto or any condition to the Offer.

SECTION 7.05. No Solicitation of Acquisition Proposals.

(a) Neither the Company nor any Subsidiary of the Company shall, directly or indirectly, through any officer, director, employee, representative, agent (collectively, “Representatives”) or otherwise, (i) solicit, initiate or take any action intended to encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations with a third party regarding, or furnish to any person, any nonpublic information with respect to, or take any action intended to facilitate or encourage any Acquisition Proposal. The Company shall, and shall direct or cause its Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal.

(b) Notwithstanding the first sentence of Section 7.05(a), the Company may participate in any discussions or negotiations with a third party regarding, or furnish to any person, any nonpublic information with respect to, or take any action intended to facilitate or encourage any Acquisition Proposal or proposal that could reasonably be expected to lead to an Acquisition Proposal by such person if (i) the Company has not violated the terms of this

Section 7.05 in any manner that has led to the making of such Acquisition Proposal or other proposal, (ii) the Board determines in good faith that such Acquisition Proposal or other proposal could reasonably be expected to lead to a Superior Proposal and, after consultation with outside legal counsel, that the failure to take such action would create a material risk of a breach by the Board of its fiduciary duties to the Company’s stockholders under applicable law, (iii) such person executes, prior to receipt of any of such information, a confidentiality agreement containing terms with respect to confidentiality no less favorable to the Company than those contained in the Confidentiality Agreement, (iv) the Company provides reasonable notice to Parent that it is furnishing information to, or entering into discussions or negotiations with, such person and provides in any such notice to Parent in reasonable detail the identity of the person making such Acquisition Proposal or other proposal and the terms and conditions of such Acquisition Proposal or other proposal, and (v) the Company promptly makes available to Parent or Parent’s legal counsel copies of any nonpublic information provided to such person that has not previously been furnished or otherwise made available to Parent or Parent’s legal counsel.

(c) Except as set forth in this Section 7.05(c), neither the Board nor any committee thereof shall (i) withhold, withdraw, amend, change or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Board or any such committee of this Agreement, the Offer, the Merger or any other Transaction, (ii) approve or recommend, any Acquisition Proposal, or (iii) enter into any agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, the Board or a committee thereof shall be permitted take any of the actions described in clause (i) of the first sentence of this Section 7.05(c) to the extent that the Board or a committee thereof determines in good faith, after consultation with outside legal counsel, that the failure to take such action would create a material risk of a breach by the Board of its fiduciary duties to the Company’s stockholders. Further, notwithstanding the foregoing, the Board or a committee thereof shall be permitted to take any of the actions described in clauses (ii) and (iii) of the first sentence of this Section 7.05(c), and shall be permitted to terminate this Agreement and in connection therewith enter into an agreement with respect to such Superior Proposal, if (y) the Company has received an Acquisition Proposal that the Board or a committee thereof determines in good faith, after consultation with outside counsel, constitutes a Superior Proposal and (z) no such action is taken earlier than the third (3rd) business day following Parent’s receipt of written notice of the intention of the Board or a committee thereof to do so.

(d) The Company shall promptly advise Parent in writing (within two (2) business days) after receipt by the Company of (i) any Acquisition Proposal or any request for information received by the Company with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or request and (ii) any material changes in any such Acquisition Proposal or request after receipt of such changes by the Company.

(e) Nothing contained in this Section 7.05 shall prohibit the Company or the Board from taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, from making any disclosure to the Company’s stockholders of the receipt of an Acquisition Proposal that the Board or a committee thereof determines in good faith, after consultation with outside counsel, constitutes a Superior Proposal, or from furnishing a copy or excerpts of this Agreement to any third party (or such third party’s Representatives) that makes any Acquisition Proposal or that makes any inquiry that could lead to an Acquisition Proposal.

(f) The Company agrees, except as determined by the Board as being required by the Board’s fiduciary duties under applicable law after consultation with outside legal counsel, not to release any third party from, or waive any provision of, any standstill agreement or any material provision of any confidentiality agreement to which the Company is a party relating to an Acquisition Proposal.

SECTION 7.06. Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Acceptance Time Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers in effect immediately prior to the Acceptance Time and previously made available to Parent prior to the execution hereof, and any indemnification and limitation of liability provisions under the Company’s Restated Certificate of Incorporation and Bylaws as in effect on the date hereof. The Certificate of Incorporation and By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification and limitation of liability for directors, officers, employees, fiduciaries and agents (“Indemnified Parties”) than are set forth in the Restated Certificate of Incorporation and By-laws of the Company as in effect on the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

(b) The Company shall obtain a prepaid tail policy prior to, or contemporaneously with, the Acceptance Time, which policy provides the Indemnified Parties covered by the Company’s existing directors and officers’ liability insurance policy with directors’ and officers’ liability insurance for events occurring prior to the Acceptance Time on substantially the same terms of such existing insurance, for a period ending no earlier than the sixth anniversary of the Effective Time.

(c) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.06.

(d) The provisions of this Section 7.06 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Parties and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

SECTION 7.07. 401(k) Plan. The Company shall continue to operate the Company’s 401(k) plan(s) listed on Section 4.10(a) of the Disclosure Schedule in accordance with the terms of such plan(s) in effect as of the Effective Time; provided, however, that the Surviving Corporation may modify the terms of such plan(s) following the Effective Time. Continuing Employees will remain eligible to participate in such plan(s) after the Effective Time in accordance with the terms of such plan(s) then in effect after the Effective Time.

SECTION 7.08. Benefit Plans; Credit for Past Services. The Company shall not take any action to terminate or otherwise modify its benefit plans and related agreements and contracts listed on Section 4.10(a) of the Disclosure Schedule except as otherwise provided by this Agreement and unless otherwise directed by Parent. For one year following the Effective Time, Parent shall cause the Surviving Corporation to continue to provide Continuing Employees with benefits (including welfare benefit and excluding equity compensation and benefits) that are substantially similar in the aggregate to the benefits currently provided by the Company (excluding equity compensation and equity benefits) as of the date of this Agreement; provided, however, that the Surviving Corporation shall not be required to provide the same benefits to Continuing Employees as those provided by Parent to its similarly situated employees. To the extent that service is relevant for eligibility, vesting or allowances (including flexible time off) under any plan, program or arrangement of Purchaser and/or the Surviving Corporation, then Parent shall ensure that such plan, program or arrangement shall, for purposes of eligibility, vesting and allowances (including flexible time off) but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Company and its Subsidiaries to the same extent that such service was recognized under corresponding plans, programs or arrangements of the Company as of the date of this Agreement. Notwithstanding anything in Section 7.07 or this Section 7.08 to the contrary, nothing in Section 7.07 or this Section 7.08 shall be deemed to limit or otherwise affect the right of Parent, Purchaser or the Surviving Corporation (i) to terminate employment or change the place of work, responsibilities, status or description of any employee or group of employees, or (ii) to terminate any employee benefit plan without establishing a replacement plan to the extent the Company would have had such right prior to the Effective Time, in each case as Parent, Purchaser or the Surviving Corporation may determine in its discretion.

SECTION 7.09. Notification of Certain Matters. Until the Acceptance Time: (a) the Company shall give prompt notice to Parent of (i) the occurrence of any event the occurrence of which reasonably could be expected to cause any representation or warranty of the Company contained in this Agreement to be untrue or inaccurate in any material respect such that the condition set forth in clause (e) of Annex A would not be satisfied, and (ii) any failure of the Company to comply with or satisfy in any material respect any covenant or agreement required to be complied with or satisfied by it hereunder such that, in the case of the Company, the condition set forth in clause (f) of Annex A would not be satisfied; and (b) Parent shall give prompt notice to the Company of (i) the occurrence of any event the occurrence of which reasonably could be expected to cause any representation or warranty of Parent or Purchaser contained in this Agreement to be untrue or inaccurate in any material respect, and (ii) any failure of Parent or Purchaser to comply with or satisfy in any material respect any covenant or agreement required to be complied with or satisfied by either of them hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.09 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 7.10. Further Action; Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, required to be made or effected by it pursuant to the Exchange Act and other applicable legal requirements with respect to the Transactions, and (ii) use its commercially reasonable efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including using its commercially reasonable efforts to obtain all Permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger; provided that neither Purchaser nor Parent will be required by this Section 7.10 to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets of any of Purchaser, Parent, the Company or any of their respective subsidiaries, or (B) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and the Subsidiaries of the Company or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses. Except where prohibited by applicable Law, and subject to the Confidentiality Agreement, Company and Parent each shall promptly (a) supply the other with any information which may reasonably be required in order to effectuate such filings and (b) supply any additional information which reasonably may be required by antitrust, competition or merger control authorities in any competent jurisdiction and which the parties may reasonably deem appropriate.

(b) Each of the parties hereto agrees to cooperate and use its commercially reasonable efforts to contest and resist any Action, including administrative or judicial Action, and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the Transactions, including by using commercially reasonable efforts to pursue all available avenues of administrative and judicial appeal.

(c) From the date hereof until the Acceptance Time, Parent, Purchaser and the Company will, and shall cause their subsidiaries to, use its commercially reasonable efforts to cause all conditions set forth in Annex A to be satisfied on a timely basis.

(d) Parent will take all action necessary to cause Purchaser to perform all of Purchaser’s covenants, agreements and other obligations under this Agreement and to accept Shares for payment pursuant to the Offer the Offer and consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

SECTION 7.11. Public Announcements. Parent, Purchaser and the Company agree that no public release or announcement concerning the Transactions, the Offer or the Merger shall be issued by any party without the prior written consent of the other parties (which consent shall not be unreasonably withheld), except as such release or announcement may be required by Law or the rules or regulations of any securities exchange, in which case the party required to make the release or announcement shall use its best efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance. Notwithstanding the foregoing, the Company need not consult with Parent in connection with any press release or public statement to be issued or made with respect to any Superior Proposal or with respect to any withdrawal, amendment, change or modification of the Board’s recommendation that holders of Shares tender their Shares pursuant to the Offer which is taken in compliance with Section 7.05(c).

ARTICLE VIII

CONDITIONS TO THE MERGER

SECTION 8.01. Conditions to Each Party’s Obligations. The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a) Stockholder Approval. If necessary under Delaware Law, this Agreement shall have been adopted by the affirmative vote of the stockholders of the Company;

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise restricting, preventing or prohibiting consummation of the Transactions; provided, however, that prior to invoking this provision, each party shall use its commercially reasonable efforts to have any such injunction or order lifted; and

(c) Acceptance Time. The Acceptance Time shall have occurred.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned, notwithstanding any requisite adoption of this Agreement by the stockholders of the Company:

(a) Subject to Section 7.03, at any time prior to the Acceptance Time, by mutual written consent of each of Parent and the Company duly authorized by the Boards of Directors or appropriate committees of Parent and the Company;

(b) at any time prior to the Acceptance Time, by either Parent, Purchaser or the Company if (i) the Acceptance Time has not occurred on or before the Termination Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose (or whose affiliate’s) failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Acceptance Time to have occurred on or before such date, or (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) and remaining in effect which has become final and non-appealable and has the effect of making the acceptance of Shares for payment pursuant to the Offer or the consummation of the Merger illegal or otherwise preventing or prohibiting the acceptance of Shares for payment pursuant to the Offer or the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to any party whose (or whose affiliate’s) failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the enactment, issuance, promulgation, enforcement or entering of such injunction, order, decree or ruling;

(c) at any time prior to the Acceptance Time, by Parent if, whether or not permitted to do so, the Board shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger or this Agreement, or approved or recommended any Acquisition Proposal or the Company shall have entered into any definitive agreement with respect to any Acquisition Proposal, including a Superior Proposal entered into in accordance with the third sentence of Section 7.05(c) of this Agreement;

(d) at any time prior to the Acceptance Time, by the Company, if Purchaser shall have, in breach of the terms of this Agreement, (i) failed to commence the Offer within ten (10) business days following the date of this Agreement, or (ii) terminated the Offer without having accepted any Shares for payment thereunder, unless such action or inaction under clause (i) or clause (ii) of this Section 9.01(d) shall have been caused by or resulted from the failure of the Company to perform, in any material respect, any of its covenants or agreements contained in this Agreement, in which case the Company may not terminate this Agreement on the basis of such action or inaction under clause (i) or clause (ii) of this Section 9.01(d); or

(e) at any time prior to the Acceptance Time, by the Company, in connection with entering into a definitive agreement as permitted by the third sentence of Section 7.05(c), provided, that (A) the Company has not violated the terms of Section 7.05 in any manner that has led to the making of the Superior Proposal to which such definitive agreement relates, and (B) the Company shall make simultaneous payment of the Termination Fee.

The party desiring to terminate this Agreement shall give prompt written notice of such termination to the other party prior to effecting any such termination.

SECTION 9.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto, except (a) as set forth in Section 9.03 and Article X and (b) nothing herein shall relieve any party from liability for any willful breach of a covenant hereof prior to the date of such termination; provided, however, that the Confidentiality Agreement shall survive any termination of this Agreement.

SECTION 9.03. Fees and Expenses.

(a) Subject to paragraph (b) below, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not any Transaction is consummated.

(b) The Company shall promptly pay, or cause to be paid, to Parent a fee equal to $700,000 (the “Termination Fee”), payable in same day funds, if this Agreement is terminated by the Company pursuant to Section 9.01(e) or by Parent pursuant to Section 9.01(c). In addition, the Company shall pay the Termination Fee if (x) this Agreement is terminated by Parent or the Company, as applicable, pursuant to Section 9.01(b)(i) and within nine (9) months of such termination the Company consummates any Acquisition Proposal with any party with whom the Company had solicited, initiated or otherwise encouraged, participated in any discussions or negotiations regarding, or furnished any information with respect to, such Acquisition Proposal during the period beginning on the date hereof and ending on the termination of this Agreement.

(c) Any Termination Fee shall be paid by wire transfer of same day funds to an account designated by Parent within two (2) business days after a demand for payment by Parent following termination of this Agreement, provided that in the event of a termination of this Agreement under Section 9.01(e), the Termination Fee shall be paid as therein provided as a condition to the effectiveness of such termination.

SECTION 9.04. Amendment. Subject to Section 7.03, this Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after any adoption of this Agreement by the Company’s stockholders, no amendment may be made that by law requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 9.05. Waiver. Subject to Section 7.03, at any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of any other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing duly executed by the party or parties to be bound thereby. Any such extension or waiver or shall not be applicable or have any effect except in the specific instance in which it is given. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon delivery) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Parent or Purchaser:

c/o Boston Scientific Corporation

One Boston Scientific Place

Natick, MA 01760

Facsimile No: (508) 650-8956

Attention: General Counsel

with a copy to:

Bingham McCutchen LLP

150 Federal Street

Boston, MA 02110

Facsimile No: (617) 951-8736

Attention: Johan V. Brigham

if to the Company:

CryoCor, Inc.

9717 Pacific Heights Blvd

San Diego, CA 92121

Facsimile No: (858) 909-2350

Attention: President

with a copy to:

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

Facsimile No: (858) 550-6420

Attention: Matthew T. Browne

SECTION 10.02. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.03. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. None of the representations and warranties of the Company contained in this Agreement, or contained in any certificate delivered pursuant to this Agreement or in connection with any of the Transactions, shall survive the Acceptance Time. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) without the express written consent of the other parties hereto, except that Parent and Purchaser may assign all or any of their rights and obligations hereunder to any affiliate of Parent, provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations.

SECTION 10.04. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 10.05. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

SECTION 10.06. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware state or federal court. The parties hereto hereby (a) submit to the exclusive jurisdiction of any state or federal court sitting in Delaware for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

SECTION 10.07. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.

SECTION 10.08. Obligation of Parent. Parent shall ensure that each of Purchaser and the Surviving Corporation duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Purchaser and the Surviving Corporation under this Agreement, and, after the Acceptance Time,

Parent shall be jointly and severally liable with Purchaser and the Surviving Corporation for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

SECTION 10.09. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.10. Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.11. Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(c) Except as otherwise indicated, all references in this Agreement to “Articles” “Sections,” “Exhibits”, “Annexes” and “Schedules” are intended to refer to Articles and Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

[Remainder of Page Intentionally Left Blank. Signature Pages Follow.]

IN WITNESS WHEREOF, Parent, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BOSTON SCIENTIFIC SCIMED, INC.

By:	/s/ LAWRENCE J. KNOPF
Name:	Lawrence J. Knopf
Title:	Assistant Secretary

PADRES ACQUISITION CORP.

By:	/s/ LAWRENCE J. KNOPF
Name:	Lawrence J. Knopf
Title:	Assistant Secretary

CRYOCOR, INC.

By:	/s/ EDWARD F. BRENNAN
Name:	Edward F. Brennan
Title:	President & CEO

ANNEX A

Conditions to the Offer

Purchaser shall not be required to accept for payment any Shares tendered pursuant to the Offer if (i) immediately prior to the expiration of the Offer (as it may have been extended pursuant to the Agreement) the Minimum Condition shall not have been satisfied or (ii) any of the following conditions shall exist:

(a) there shall have been instituted since the Agreement Date and be pending immediately prior to the expiration of the Offer any Action brought by any Governmental Authority: (i) challenging or seeking to make illegal, materially delay, or otherwise restrain or prohibit the making of the Offer, or the acceptance of Shares for payment pursuant to the Offer or the consummation of the Merger; (ii) seeking to prohibit or materially limit the ownership or operation by the Company, Parent or Purchaser of all or any material portion of the business or assets of the Company that is material to the Company and its Subsidiaries, taken as a whole; (iii) seeking to impose any limitation on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders, including the adoption of the Agreement and approval of the Merger; or (iv) seeking the divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares;

(b) any material clearances or approvals of any Governmental Authority required to enable Purchaser to accept Shares for payment pursuant to the Offer or consummate the Merger shall not have been obtained, or any applicable waiting periods for such clearances or approvals shall not have expired;

(c) there shall have been enacted, promulgated, amended or issued since the Agreement Date any statute, rule, regulation or legislation applicable to Parent, Purchaser or the Company by any United States or non-United States Governmental Authority with appropriate jurisdiction, applicable to the Offer or the Merger, that could reasonably be expected to (i) make illegal or otherwise restrain or prohibit the making of the Offer, the acceptance of Shares for payment pursuant to the Offer or the consummation of the Merger, (ii) prohibit or materially limit the ownership or operation by the Company, Parent or Purchaser of all or any material portion of the business or assets of the Company that is material to the Company and its Subsidiaries, taken as a whole, or (iii) impose any limitation on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including the right to vote any Shares acquired by Purchaser pursuant to the Offer or otherwise on all matters properly presented to the Company’s stockholders, including the adoption of the Agreement and approval of the Merger;

(d) any Material Adverse Effect with respect to the Company shall have occurred since the date of the Agreement and shall be continuing;

(e) except as set forth in clause (ii) of the proviso set forth in this paragraph (d), any representation or warranty of the Company set forth in Article IV of the Agreement shall not be true and correct on the date of any expiration date of the Offer as if such representation or warranty were made as of such expiration date of the Offer (as may be extended from time to time in accordance with the terms of the Agreement), except for such failures to be true and correct as would not, individually or in the aggregate, have a Material Adverse Effect; provided, that (i) for this purpose no effect shall be given to qualifications or limitations using the terms “in all material respects” or Material Adverse Effect contained in such representations and warranties, which representations and warranties shall be read for this purpose as though such qualifications or limitations were not contained therein, and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date;

(f) the Company shall have failed to perform, in any material respect, any obligation or to comply, in any material respect, with any agreement or covenant of the Company required to be performed or complied with by it under the Agreement prior to the Acceptance Time;

(g) the Agreement shall have been terminated in accordance with its terms;

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(h) to the extent such statement has been requested in writing by Parent, the Company shall have failed to deliver to Parent a properly executed statement, dated as of the date that includes the Acceptance Time, conforming to the requirements of Treas. Reg. § 1.1445-2(c)(3);

(i) the aggregate amount of cash and cash equivalents (as such term is defined under GAAP calculated after giving effect to the payment of all Company Expenses and after deducting the amount of any Overdue Payables, but before deducting the cost of the tail policy referred to in Section 7.06(b)) held by the Company and the Subsidiaries on a consolidated basis as of immediately prior to the Acceptance Time shall be less than the Minimum Cash Amount;

(j) to the extent such certificate has been requested in writing by Parent, the Company shall have failed to deliver to Parent a certificate requested by Parent and executed by a senior officer of the Company confirming that the conditions set forth in paragraphs (e) and (f) of this Annex A have been satisfied;

(k) the Company shall have failed to enter into an extension of its current facility lease, on substantially the terms and conditions set forth on Exhibit A hereto;

(l) any of the individuals named on Exhibit B hereto shall have failed to execute and deliver an employment agreement in form and substance reasonably acceptable to Parent;

(m)(i) any options, Warrants or other rights to acquire capital stock of the Company which, if not otherwise expired or terminated, would survive the Acceptance Time and would become or convert into the right to acquire securities of Parent, Purchaser or any of their respective Affiliates after the Effective Time shall not have expired or been terminated as of the Acceptance Time and (ii) in any event, any of (A) the Warrant to purchase stock by and between Company and Horizon Technology Funding Company II LLC originally dated March 18, 2005; (B) the Warrant to purchase stock by and between Company and Horizon Technology Funding Company III LLC originally dated March 18, 2005; (C) the Warrant to purchase stock by and between Company and General Electric Capital Corporation originally dated July 15, 2001; and (D) the Warrant to purchase stock by and between Company and General Electric Capital Corporation originally dated May 2, 2002, shall not have been terminated as of the Acceptance Time; or

(n) any injunction or other order or decree (whether temporary, preliminary or permanent) shall be in effect that would restrict, prevent or prohibit consummation of the Transactions.

The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion, provided that the Minimum Condition may be waived by Parent and Purchaser only with the prior written consent of the Company, which may be granted or withheld in the Company’s sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

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